Exhibit 99.D

Description of
República Oriental del Uruguay

April 29, 2005

INTRODUCTION

     All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

     The terms set forth below have the following meanings for the purposes of this document:

•	Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 1983 prices to eliminate distortions introduced by changes in relative prices.

•	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

•	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis.

•	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December.

     References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars or yen (or dollars to yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars or yen at any particular rate or at all.

     The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

     The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

     Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2002, 2003 and 2004 is preliminary, and subject to further adjustment or revision. The government believes that this process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

SUMMARY

	December 31,
	2000		2001		2002		2003(1)			2004(1)
	(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	20,087	US$	18,561	US$	12,278	US$	11,191		US$	13,215
Real GDP (in thousands of constant 1983 pesos)(2)	Ps.	286,600	Ps.	276,898	Ps.	246,351	Ps.	251,709		Ps.	282,594
% change from prior year		(1.4)%		(3.4)%		(11.0)%		2.2%			12.3%
Consumer price index or CPI (annual rate of change)		5.1%		3.6%		25.9%		10.2%			7.6%
Wholesale price index or WPI (annual rate of change)		9.5%		3.8%		64.6%		20.5%			5.1%
Unemployment rate (annual average)		13.5%		15.5%		17.1%		16.7%			12.9%
Balance of payments(3)
Trade balance (merchandise)		(927.3)		(775.3)		48.3		183.3			34.7
Current account		(566.3)		(497.6)		382.0		(58.5)			(104.6)
Capital and financial account net		771.7		490.1		(280.4)		426.3			103.9
Errors and omissions(4)		17.0		285.0		(2,429.6)		1,012.4			455.0
Overall balance of payments excluding impact of gold valuation adjustment		222.4		277.5		(2,328.0)		1,380.2			454.3
Change in Banco Central international reserve assets (period end)		(222.0)		(277.6)		2,328.0		(1,380.2)			(454.0)
Banco Central international reserve assets (period end)(5)		2,777.7		3,100.0		772.0 (6)		2,086.7	(6)(7)		2,511.8 (8)

PUBLIC FINANCE
Central Government revenue		3,823.0		3,668.0		2,483.0		2,286.2			2,615.0
Central Government expenditure		4,631.0		4,482.0		3,059.0		2,781.1			2,990.0
Central Government surplus (deficit)		(809.0)		(814.0)		(576.0)		(494.9)			(375.0)
Overall public sector surplus (deficit)(9)		(755.0)		(737.0)		(505.4)		(358.7)			(257.0)

PUBLIC DEBT
Consolidated public sector foreign currency- denominated debt
Debt with non-residents		6,092.0		5,829.0		8,299.0		9,558.0			10,210
Debt with residents		3,040.0		4,244.0		3,087.0		2,606.0			3,125
Total		9,132.0		10,072.0		11,386.0		12,163.0			13,335
As a % of GDP		45.5%		54.3%		92.8%		108.8%			100.9
Consolidated public sector debt service
Amortizations		372.0		675.0		549.0		959.0			821
Interest payments		395.0		355.0		374.0		438.0			448
Total		767.0		1,030.0		922.0		1,397.0			1,269
As a % of exports of goods and services		21.0%		31.6%		34.2%		45.8%			31.6%

n/a = Not available.

(1)	Preliminary data.

(2)	Data for 2003 and 2004 subject to revision by Banco Central.

(3)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual.

(4)	Constitutes a residual item which is periodically revised as additional information regarding the current and capital accounts becomes available.

(5)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of 2000, 2001, 2002 and 2003, and 2004.

(6)	This amount does not include US$507.5 million held by the Fondo de Estabilidad del Sistema Bancario, or FESB, at December 31, 2002 nor US$224.1 million at December 31, 2003.

(7)	This amount includes US$1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495.2 million of Banco de la República, with Banco Central.

(8)	This amount includes US$1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724.6 million of Banco de la República, with Banco Central.

(9)	Local governments not included.

Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

     Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

     Uruguay’s population of approximately 3.4 million is primarily of European origin and has a literacy rate of 98%. Approximately 89% of the population lives in urban areas and about 42% of the population resides in the Montevideo metropolitan area. According to the most recent national census, the population growth rate averaged 0.6% per year for the period from 1985 to 1996, and is the lowest in South America. Uruguay is generally considered a middle-income developing country. The following table sets forth comparative GNP figures and selected other comparative statistics as of 2002 unless otherwise indicated.

	Uruguay		Mexico			Brazil			Chile		Venezuela		United States
Per capita GNI(1) (2)	US$	3,790	US$	6,230		US$	2,710		US$	4,390	US$	3,490	US$	37,610
PPP GNI per capita(2) (3)	US$	7,980	US$	8,950		US$	7,480		US$	9,810	US$	4,740	US$	37,500
Life expectancy at birth(4)		74.6		73.6			68.6			76.3		73.7		77.3
Adult illiteracy rate(5)		2.3%		9.5	% (6)		13.6	%(6)		4.3%		6.9%		n.a.
Infant mortality per 1000 live births		14		24			33			10		19		7

n.a. = not available.

(1)	World Bank Atlas method.

(2)	2003 data.

(3)	Current US$, adjusted for purchasing power parity.

(4)	Years.

(5)	Percentage of people ages 15 and older.

(6)	2000 data.

Source: The World Bank — World Development Indicators 2004.

Constitution, Government and Political Parties

     Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

     Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

     Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.

     Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. A fourth political party, the Partido Independiente, is a center-left group which split from the Frente Amplio prior to the 1989 elections.

     On October 31, 2004, Mr. Tabaré Vázquez of the Frente Amplio won the national presidential election in the first round of voting with a majority of approximately 51% of the votes cast. The Frente Amplio also captured a majority of both houses of Congress for the first time in the party’s history, in simultaneously held elections.

     The Congressional representation of each of the four parties for the 2005-2009 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	17	54.8%	53	53.5%
Partido Nacional	11	35.5%	35	35.4%
Partido Colorado	3	9.7%	10	10.1%
Partido Independiente	0	0%	1	1%

Total	31	100%	99	100%

     Political Transition

     Mr. Vázquez was inaugurated on March 1, 2005. Since 1984, Uruguay’s political transitions following presidential elections have not entailed major economic disruptions. Furthermore, for the first time in almost four decades, the same political party will control the executive branch of the government and hold its own majorities in both houses of Congress. The elected government, however, has sought to reach consensus with the Partido Colorado, the Partido Nacional and the Partido Indepediente with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.

     Pursuant to an understanding reached with Uruguay’s principal political parties on February 16, 2005, the Frente Amplio has set the following goals of economic policy for the 2005-2010 period, which it has stated will be pursued within a framework of fiscal responsibility:

•	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;

•	reducing unemployment and improving the quality of employment; and

•	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.

Foreign Policy and Membership in International and Regional Organizations

     Uruguay has had no significant regional or international conflicts in recent years. This has allowed the Republic to focus its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation; and

•	the Corporación Andina de Fomento.

     Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico and Cuba since its creation in 1960.

     In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

     In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. However, because each member country was permitted a list of 299 exceptions (399 in the case of Paraguay) to the common external tariff, which were scheduled to be gradually eliminated by the year 2006, the full implementation of a customs union has been deferred.

     Following the devaluation of the Brazilian currency in 1999, significant trade imbalances among Mercosur countries developed. These imbalances prompted discussions and negotiations which led to an understanding in December 2000 with respect to the setting of common macroeconomic targets intended to cause the national economies to converge. This understanding included common goals with respect to inflation, fiscal deficit, and public debt. However, in March 2001 Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated import tariffs on all capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina modified its foreign exchange regime to subsidize exports and tax imports. In December 2001, Paraguay imposed a 10% duty on imports. In response to the imbalances created within Mercosur in 2001, in June 2001 Uruguay imposed a 1.9% duty on imports (other than capital goods) from all countries, in addition to any existing tariffs, and granted exporters additional tax reimbursements to improve their competitiveness. The devaluation of the Argentine peso in January 2002 and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay cannot fully assess the long-term implications of the Argentine crisis for Mercosur. Uruguay continues to support the long term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to export markets by Uruguayan products.

     The Mercosur Treaty contemplated that commercial agreements with other trading partners would be negotiated by Mercosur and not by the members separately. In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them. In 1996, Chile and Bolivia agreed to participate in the Mercosur arrangements pursuant to separate free trade agreements. On April 5, 2004, the Andean Community (a customs union among Venezuela, Ecuador, Colombia, Peru and Bolivia) concluded a free trade agreement with Mercosur. The agreement, which was originally agreed to in principle at a summit of the two trading blocs in July 2003, resulted in the creation of a South American free trade area. Mercosur and the European Union are currently engaged in the negotiation of a free trade agreement. While the parties have made progress in several areas, Mercosur has conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur. Mercosur and the United States, which had suspended negotiations in 2004, have resumed negotiations surrounding the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated. Also during 2004, Mercosur signed framework agreements for the development of bilateral trade with each of India and the Southern African Customs Union.

     On May 19, 2004, the Uruguayan Congress unanimously approved a free trade agreement between Mexico and Uruguay, which entered into force on July 15, 2004. The agreement removes tariffs with respect to approximately 93% of the goods and services traded between the countries. In November 2004, Uruguay signed a bilateral treaty with the United States to expand mutual investment and, on June 11, 2004, Uruguay and Iran signed a framework agreement to promote bilateral trade.

THE ECONOMY

History and Background

     From the 1930’s through the mid-1970’s, Uruguay followed an import substitution policy coupled with extensive intervention by the government in the economic affairs of the country. The government imposed pervasive controls over domestic goods and financial markets in the form of high tariffs, quantitative trade barriers, price controls, subsidies, and exchange and interest rate restrictions. The government also controlled important areas of the economy, such as communications, railways, air traffic and oil refining and distribution, and developed a comprehensive social security system. Although the economy continued to grow, particularly between 1945 and 1955, the government’s import substitution policy and market controls ultimately distorted the allocation of resources, contributing to inflation and the stagnation of the Uruguayan economy during the second half of the period.

     In the mid-1970’s, in response to its poor economic performance, which was aggravated by a worldwide recession, Uruguay launched a series of reforms designed to reduce the government’s role in the economy, increase efficiency and reduce inflation. The government substantially reduced import quotas, price controls and subsidies. It eliminated certain personal income taxes and increased the emphasis on indirect taxation by expanding the coverage of value-added taxes. Most importantly, the government liberalized international financial transactions. Beginning in 1974, Uruguayan residents were permitted to hold foreign assets without restriction and exchange controls were eliminated, in effect making the peso a fully convertible currency. Free repatriation of profits and capital from Uruguay was instituted shortly thereafter.

     In response to the liberalization policies pursued from 1975 to 1980, Uruguay’s economy grew at an average annual rate of 4.5% for the period. Rapid growth, however, was accompanied by double-digit inflation. Uruguay’s exchange rate management, which set the monthly rate of devaluation of the Uruguayan peso with respect to the U.S. dollar in accordance with inflation differentials between Uruguay and its main trading partners, contributed to the persistence of high and variable monthly inflation rates. Seeking to reduce inflation, in October 1978 the government abandoned its passive crawling peg policy and introduced an “active” crawling peg policy. This policy consisted of pre-announced exchange rates for a period of six months, which were set at a decreasing rate of devaluation. A surge in private bank lending led to an increase in aggregate demand and to even greater inflation rates, which resulted in the overvaluation of the Uruguayan currency. The overvaluation of the peso and the debt overhang, coupled with a number of negative external developments (including the 1979 oil crisis, rising international interest rates, reduced external demand resulting from the worldwide recession and economic adjustments in Brazil and Argentina), led to loss of confidence in the sustainability of Uruguay’s exchange rate policy. This loss of confidence, given the openness of Uruguay’s financial markets, resulted in massive capital flight.

     In November 1982, the government abandoned its system of fixed and pre-announced devaluations and allowed the peso to float, prompting a further peso-to-U.S. dollar depreciation of over 140.0% in the period between November 1982 and March 1983. This depreciation increased the local currency value of U.S. dollar-denominated liabilities, further worsening the position of debtors (many of whose loans were denominated in U.S. dollars), and increasing the number of non-performing assets of the banking system. The increase in the non-performing assets of the banking system in turn resulted in the failure of many private banks and their de facto nationalization by the government. To improve the condition of the banking system, Banco Central purchased a significant portion of the banks’ non-performing loan portfolios, resulting in heavy losses to Banco Central and aggravating the overall deterioration of the public sector’s fiscal accounts. The consolidated public sector deficit (which includes the central government, Banco Central and the non-financial public sector) reached 12.2% of GDP in 1983. The deficit of Banco Central alone (including assistance provided to the state mortgage bank, Banco Hipotecario), was 8.1% of GDP.

     A severe recession followed this financial crisis, with real GDP falling by 16.0% in the 1982–1984 period. Moreover, heavy public sector borrowing, the rise in international interest rates and the global economic slowdown during the period resulted in a deterioration of Uruguay’s external debt situation. In 1982, Uruguay’s ratios of external indebtedness were relatively low: its external debt-to-GDP ratio was 45.0% and its external debt service-to-exports ratio was 50.0%. By 1985, its external debt-to-GDP ratio had risen to 104.0% and external debt service-to-exports ratio had reached 70.0%. Notwithstanding the size of Uruguay’s external debt, the Republic maintained its long-standing tradition of prompt debt service throughout the 1980’s. The country did, however, negotiate a rescheduling of its maturing debt obligations to commercial bank creditors three times during the 1980’s and a debt restructuring within the framework of the Brady Plan in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

     A modest economic recovery began in 1985, when real GDP grew by 1.5%. In the following two years, a strong recovery in investment fueled by lower interest rates resulted in real growth rates of 8.9% in 1986 and 7.9% in 1987. During 1988 and 1989, however, Uruguay’s real GDP growth slowed to an annual average of 0.6% due to limits in the operating capacity of the manufacturing sector, a severe drought from late 1988 through 1989 and the adverse impact of the hyperinflation affecting the economies of Argentina and Brazil at the time.

     In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

     The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation that began in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994.

     Uruguay’s economy recovered with real GDP growth of 5.6% in 1996 and 5.0% in 1997. This improvement was mainly a result of the increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. Improvement continued in 1998 with real GDP growth of 4.5%. Domestic private consumption increased slightly as a percentage of GDP in 1998, although it remained below 1994 levels. Gross fixed investment also increased as a percentage of GDP in 1998, slightly above 1994 levels. The rate of gross domestic savings as a percentage of GDP increased in 1998, compared to 1997, 1996 and 1995. For the period from 1994 to 1998, private gross fixed investment grew faster than GDP (except in 1994), increasing at an average annual rate of 10.5% from 1994 to 1998. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

1999-2002: Recession and Crisis in the Banking System

     Between 1999 and 2002, a series of external factors, including most significantly Argentina’s economic debacle in 2002, had material adverse consequences for Uruguay’s economy.

     During 1999, Uruguay’s economy was adversely affected by the devaluation of the Brazilian currency, a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services, declining international prices for several of Uruguay’s commodity exports, an increase in the price of oil and derivative products, the appreciation of the U.S. dollar (to which the Uruguayan peso was linked), which caused Uruguay’s export products to become less competitive in several of its traditional export markets, increases in international interest rates, and a severe drought in the second half of 1999 that adversely affected the agricultural and related sectors.

     As a result of these circumstances, in 1999 real GDP decreased by 2.8%. Domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit increased from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues (including social security revenues) and certain increases in public sector spending, as the government undertook a number of infrastructure projects to mitigate the impact of the recession.

     During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, Argentina’s recession and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. Real GDP declined by 1.4% in 2000, domestic private consumption decreased by 1.6%, private fixed investment declined 14.5%, and government consumption contracted by 0.3%. Inflation for 2000, as measured by the CPI, reached 5.1%, reflecting the impact of increasing international oil prices on the Uruguayan economy. The peso depreciated 7.8% in real terms with respect to the U.S. dollar. Public sector finances also deteriorated further in 2000. The consolidated public sector deficit reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector expenditures.

     Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. Virtually all sectors of the economy experienced the impact of the recession, with government and private consumption and fixed investments all contracting for a second consecutive year. The recession adversely affected public sector revenues, and the measures taken by the government to reduce expenditures were insufficient to prevent a further deterioration of public sector finances. Real GDP contracted by 3.4%. Domestic private consumption decreased by 2.0%, government consumption decreased by 2.9% and private fixed investment decreased by 8.8%. The consolidated public sector deficit for 2001 reached 3.9% of GDP. On June 19, 2001, Banco Central adjusted the rate of devaluation of the Uruguayan peso from 0.6% to 1.2% per month through December 31, 2001 and widened the band of fluctuation for the peso to U.S. dollar exchange rate from 3.0% to 6.0%. In spite of these adjustments, domestic inflation for 2001, as measured by the CPI, remained at 3.6%, and the peso depreciated 13.0% in real terms with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession did not seem to undermine confidence in Uruguay’s banking system, which continued to attract deposits from residents and non-residents, particularly as volatility in other countries in the region increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. The Argentine government undertook during 2002 a number of far-reaching initiatives, including a mandatory conversion of foreign-currency denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso after ten years of parity with the U.S. dollar. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities.

     In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis are associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that prevented the economy from absorbing and adapting to external factors, added to the severity of the crisis.

     Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7,317 million (of which US$2,386 million were of non-residents), compared to US$14,246 million as of December 31, 2001 (of which US$6,592 million were of non-residents). Initially, the increase in deposit withdrawals affected primarily Banco de Galicia Uruguay, or BGU, and Banco Comercial, the country’s two largest private banks, both affiliated with Argentine banks. Banco Central took control of BGU on February 13, 2002, and instituted a suspension of its operations. Banco Comercial was affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management.

     The deposit outflow spread through the rest of Uruguay’s financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management. Although the government received approximately US$500 million from the IMF on June 29, 2002, confidence in the Uruguayan financial system continued to erode.

     The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law implemented the program designed by the Uruguayan authorities to safeguard the country’s payment and financial system by (i) providing for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extending to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferring foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitating the liquidation of insolvent banks.

     In furtherance of the program agreed with the IMF, in December 2002, Congress enacted certain amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial, currently owned by the government. The non-recoverable assets of the three liquidated banks are held by liquidation funds managed by Banco Central, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

     Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities, including US$539 million from Banco Central, US$524 million from the central government (acting through one of its agencies) and US$986 million from the FESB, of which approximately US$640 million correspond to sight deposits held with Banco de la República and Banco Hipotecario, and the remaining US$346 million to sight deposits held with Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

     In February 2002, the government adopted a series of initiatives intended to reduce the central government’s deficit for 2002 from 4.0% to 2.5% of GDP, and requested the rest of the public sector to proceed accordingly. On March 25, 2002 the Executive Board of the IMF approved a new stand-by facility for up to Special Drawing Rights, or SDR, 594 million (approximately US$743 million). The purpose of the facility was to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

     In May 2002, the government again revised its projections for 2002 and announced its decision to adopt additional measures intended to reduce expenditures. These measures included limiting public sector wage increases, curtailing goods and services and capital expenditures, reducing overtime compensation, rationalizing spending on healthcare, and increasing revenues by obtaining the approval of Congress to increase taxes on pensions and wages and excise taxes, expand the application of the VAT to previously excluded goods and services, and further increase the corporate income tax rate to 35.0%.

     On June 25, 2002, Uruguay requested an increase of its stand-by facility with the IMF by SDR 1,158 million (approximately US$1.5 billion). The objective was to restore confidence in the banking system and build up Banco Central’s international reserve assets. The IMF disbursed SDR 386.1 million (approximately US$513.7 million) on June 28, 2002.

     On August 4, 2002, Uruguay and the IMF reached agreement on adjustments to Uruguay’s economic program, and Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB, which were contributed by the government to the FESB.

     The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The U.S. dollar/peso exchange rate went from Ps.17.50 per US$1.00 on June 18, 2002 to Ps.18.75 per US$1.00 on June 20, 2002. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. As of December 2002, the peso had depreciated 94.0% in comparison to December 2001, although year-to-year inflation rate for the same period only reached 25.9%. The depreciation of the peso in turn caused a further deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions. It also caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

     The decrease in tax collections attributable to the reduction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), effectively neutralized the significant savings achieved by the central government during 2002 on the expenditure side. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2004: Recovery and Economic Growth

     Uruguay’s economy stabilized during the second quarter of 2003 and began to recover during the balance of the year, recording an annual real GDP growth of 2.2%. Growth accelerated in 2004, with real GDP increasing by 12.3%. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. Domestic private consumption in 2003 represented 74.6% of the country’s GDP, and increased by 2.0% compared to 2002. In 2004, domestic private consumption (74.2% of GDP) increased by 12.8% compared to 2003. Gross fixed investment, which in 2003 represented 9.4% of GDP, decreased by 11.4% compared to 2002, but recovered in 2004, growing at 32.0% and accounting for 11.4% of GDP. Growth in fixed investment was mainly fueled by an increase of 42.7% in private gross fixed investment. The rate of gross domestic savings as a percentage of GDP decreased in 2003 to 10.4%, compared with 13.2% in 2002, but grew again to 13.5% of GDP in 2004. Exports of goods and services, which in 2002 had fallen by 10.3% compared to 2001, grew by 4.2% in 2003 and by 22.7% in 2004. Imports of goods and services, which in 2002 had fallen by 27.9% compared to 2001, grew by 5.8% in 2003 and by 24.5% in 2004.

     The successful reprofiling of the government’s foreign-currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected the Uruguayan banking system. At December 31, 2003 and December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding non-residents), of which 87.0% were denominated in foreign currencies, stood at US$6.3 billion and US$ 6.7 billion, respectively. Approximately 61.0% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. Although deposits are increasing and the liquidity of Uruguayan private banks has improved compared to 2001, the authorities continue to monitor the overall condition of the banking sector closely.

     During 2003 volatility diminished and the annual consumer price inflation rate dropped to 10.2% compared to 25.9% in 2002. At December 31, 2003, the peso had lost 7.8% of its value with respect to the dollar compared to December 31, 2002, which resulted in an appreciation of the peso in real terms. In 2004, annual consumer price inflation fell further to 7.6% in part as a result of the appreciation of the peso. The decline of the U.S. dollar in the international markets as well as the general improvement of the Uruguayan economy contributed to a strong appreciation of the peso in 2004. The downward trend in consumer price inflation continued for the 12 months ended January 31, 2005, recording a 5.5% increase during this period compared to 10.2% for 2003.

     On March 20, 2003, Uruguay received a disbursement of SDR218.5 million (then approximately US$303 million from the IMF) and agreed on a one-year extension of the stand-by facility, through March 2005 and in February 2004, the IMF disbursed US$141 million. In August 2004, the IMF made an additional SDR139.8 million (then approximately US$204 million) immediately available to Uruguay. Furthermore, upon request by Uruguay, in view of its improved economic outlook and external position, the remaining amount available to be drawn by Uruguay under the stand-by facility was reduced by SDR139.8 million (then approximately US$204 million). In November 2004, the IMF made available to

Uruguay a further SDR139.8 million (then approximately US$212.3 million). The seventh and final review under the stand-by facility was completed by the IMF on February 23, 2005 at which time SDR139.8 million (then approximately US$213.8 million) was made immediately available to Uruguay.

     Between March 2002 and December 2004, Uruguay received disbursements for a total of approximately US$3.8 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of US$744 million.

The Economic Policies of the Vazquez Administration

     The Vázquez administration has indicated its intention to prioritize macroeconomic stability and to adjust existing policies to the extent needed to pursue its main objectives, which include:

•	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability;

•	preserving the value of the currency and introducing inflation targeting as its principal monetary policy; and

•	strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.

     The Vázquez administration expects to submit to Congress a draft public sector budget for the period 2006-2010 that is consistent with the policies described above. In addition, the government will consider and propose amendments to the rules affecting the non-financial sector of the economy, the financial system, the tax regime and the role that the government is to play in the economy, with a view to:

•	improving conditions for private investment in all sectors of the economy;

•	developing the domestic capital market, including the introduction of new financial products and services in order to better integrate savings and investment;

•	reducing the extent to which the economy is linked to the US dollar, strengthening the financial sector and reducing the exposure to external shocks;

•	preparing State-owned companies for competition with the private sector; and

•	the simplification of the taxation system, a reduction in the overall tax burden, the increase in tax collection efficiency and the gradual introduction of a personal income tax.

     In an attempt to mitigate immediately social and economic marginalization, and in particular to offset the most severe repercussions of the 2002 crisis on Uruguay’s population, the Vázquez administration created a social assistance program called “Plan de Emergencia” (Emergency Plan). The program, which is to last two years, seeks to cover the basic necessities of the poorest segments of the population. A Ministry of Social Development was created to further these policies and provide nutrition and health, housing, employment and education assistance to approximately 200,000 people. The estimated cost of the Plan de Emergencia is approximately US$70 million for 2005 and US$100 million for 2006. These expenditures will be funded, to the extent not already contemplated in the government’s budget, by reassigning amounts previously earmarked for other budgetary purposes relating to the government’s operations, without affecting the medium- and long-term fiscal targets.

Gross Domestic Product and Structure of the Economy

     The following tables set forth information regarding GDP (in real terms) and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(thousands of 1983 pesos, except as otherwise indicated)

	2000		2001		2002		2003(1)		2004(1)
GDP	Ps	.286,600	Ps	.276,898	Ps	.246,351	Ps	.251,709	Ps	.282,594
Imports of goods and services		138,600		128,785		92,848		98,237		122,316

Total supply of goods and services		425,200		405,683		339,199		349,946		404,910
Exports of goods and services		106,467		96,748		86,737		90,387		110,937

Total goods and services available for domestic expenditures	Ps	.318,733	Ps	.308,935	Ps	.252,462	Ps	.259,558	Ps	.293,973

Allocation of total goods and services:
Consumption (public and private)		274,890		269,081		226,358		228,769		254,883
Gross investment (public and private)		43,842		39,854		26,104		30,790		39,089

Total domestic expenditures	Ps	.318,733	Ps	.308,935	Ps	.252,462	Ps	.259,558	Ps	.293,973

GDP growth (%)		(1.4)		(3.4)		(11.0)		2.2		12.3

(1)	Preliminary data.

Source:	Banco Central.

Gross Domestic Product by Expenditure

(% of total GDP, unless otherwise indicated)

	2000	2001	2002	2003(1)	2004(1)
Government consumption	13.2%	13.7%	12.9%	11.4%	10.8%
Private consumption	74.5	74.2	73.6	74.6	74.2
Gross fixed investment	13.2	12.5	10.1	9.4	11.4
Public sector (% of gross fixed investment)	3.3	3.2	2.5	2.2	2.0
Private sector (% of gross fixed investment)	9.9	9.3	7.6	7.3	9.4
Exports of goods and services	19.3	18.3	22.0	26.1	29.6
Imports of goods and services	21.0	20.0	20.0	24.6	27.9
Savings	11.1	10.3	13.2	10.4	13.5

(1)	Preliminary data.

Source:	Banco Central.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 1983 prices)

	2000	2001	2002	2003(1)	2004(1)
Government consumption	(0.3)%	(2.9)%	(9.3)%	(4.8)%	2.5%
Private consumption	(1.6)	(2.0)	(16.9)	2.0	12.8
Gross fixed investment	(13.1)	(9.4)	(32.5)	(11.4)	32.0
Public sector (% of gross fixed investment)	(8.8)	(11.2)	(31.9)	(11.1)	0.6
Private sector (% of gross fixed investment)	(14.5)	(8.8)	(32.7)	(11.5)	42.7
Exports of goods and services	6.4	(9.1)	(10.3)	4.2	22.7
Imports of goods and services	0.1	(7.1)	(27.9)	5.8	24.5

(1)	Preliminary data.

Source:	Banco Central.

Per Capita GDP(1)

(in current US$)

1992	US$	4,086
1993		4,721
1994		5,460
1995		5,996
1996		6,329
1997		6,645
1998		6,800
1999		6,312
2000		6,019
2001		5,523
2002		3,628
2003(2)		3,283
2004(2)		3,850

(1)	Figures are not adjusted for purchasing power.

(2)	Preliminary data.

Source:	Banco Central.

Principal Sectors of the Economy

     The Uruguayan economy depends to a significant degree on services, including the commerce, restaurants and hotels sector, which involves many tourism services, the financial and insurance sector and the real estate and business services sector. In all, services accounted for approximately 61.6% of GDP in 2004. Manufacturing and agriculture, livestock and fishing also play an important role in the Uruguayan economy and accounted for 32.8% of GDP in 2004. During the 1990s and up to 2001, the share of GDP represented by services increased, while manufacturing and agriculture, livestock and fishing declined. Starting in 2001, however, the agriculture, livestock and fishing sector’s share of GDP increased from 6.1% to 13.0% in 2003, but declined to 11.7% of GDP in 2004. During the same period, the manufacturing sector increased its contribution to GDP from 16.3% in 2001 to 21.1% in 2004. This upward trend also coincided with a decline in the share of GDP represented by the financial and insurance services, the construction and the commerce, restaurants and hotels sectors. The recovery in the agriculture, livestock and fishing sector as well as in the manufacturing sector was stimulated by the real devaluation of the peso, which has discouraged imports of consumer products and made Uruguayan products more competitive in export markets. High commodity export prices have also supported this trend during 2004.

     GDP increased by 12.3% in real terms in 2004 compared to 2003, after showing a 2.2% increase in real terms in 2003 compared to 2002, reflecting the strong recovery evidenced by the Uruguayan economy after the severe contraction (11.0%) experienced in 2002.

     The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Gross Domestic Product by Sector

(in millions of US$ and % of GDP, nominal prices)

	2000			2001			2002			2003(1)			2004(1)
Agriculture, livestock and fishing	US$	1,247	6.2%	US$	1,135	6.1%	US$	1,141	9.3%	US$	1,449	13.0%	US$	1,549	11.7%
Mining		63	0.3		50	0.3		26	0.2		25	0.2		28	0.2
Manufacturing		3,392	16.9		3,025	16.3		2,145	17.5		2,078	18.6		2,794	21.1
Electricity, gas and water		826	4.1		820	4.4		591	4.8		547	4.9		589	4.5
Construction		1,188	5.9		1,011	5.4		517	4.2		387	3.5		457	3.5
Commerce, restaurants and hotels		2,674	13.3		2,407	13.0		1,487	12.1		1,342	12.0		1,715	13.0
Transportation, storage and communications		1,819	9.1		1,690	9.1		1,130	9.2		1,082	9.7		1,274	9.6
Real estate and business services		3,528	17.6		3,288	17.7		2,075	16.9		1,567	14.0		1,609	12.2
Financial and insurance services		2,058	10.2		2,201	11.9		1,403	11.4		1,201	10.7		1,238	9.4
Services of the government		1,950	9.7		1,893	10.2		1,198	9.8		957	8.6		1,070	8.1
Other community, social and personal services		2,311	11.5		2,120	11.4		1,327	10.8		1,084	9.7		1,231	9.3
Net adjustments for payments made by financial institutions and import tariffs		(971)	(4.8)		(1,080)	(5.8)		(763)	(6.2)		(528)	(4.7)		(339)	(2.6)

GDP (in millions of US$ at nominal prices)	US$	20,087	100.0%	US$	18,561	100.0%	US$	12,278	100%	US$	11,191	100%	US$	13,215	100.0%

(1)	Preliminary data.

Source:	Banco Central.

Change in Gross Domestic Product by Sector

(% change from previous year, 1983 prices)

	2000	2001	2002	2003(1)	2004(1)
Agriculture, livestock and fishing	(3.0)%	(7.1)%	5.1%	10.6%	12.8%
Mining	(8.8)	(5.2)	(37.6)	14.1	7.2
Manufacturing	(2.1)	(7.6)	(13.9)	4.7	21.7
Electricity, gas and water	5.0	1.7	(0.6)	(7.4)	1.2
Construction	(11.1)	(8.7)	(22.0)	(7.1)	7.2
Commerce, restaurants and hotels	(5.3)	(3.2)	(24.5)	(1.0)	21.1
Transportation, storage and communications	1.5	0.3	(9.1)	3.1	11.7
Real estate, business, financial and insurance services	2.2	1.7	(0.9)	(5.3)	(1.6)
Other services(2)	(0.6)	(2.3)	(3.3)	0.7	3.5
Total GDP	(1.4)%	(3.4)%	(11.0)%	2.2%	12.3%

n.a. = not available

(1)	Preliminary data.

(2)	Includes public sector services and other services.

Source:	Banco Central.

Agriculture, Livestock and Fishing

     Uruguay’s territory consists primarily of vast plains which, combined with its temperate climate, make the country well suited for agriculture and raising livestock. In 2000, the sector as a whole contracted by 3.0% due to adverse weather conditions (excessive rain), although cereal production increased in real terms by 3.0% from 1999 levels. In 2001, the sector further contracted by 7.1%, primarily due to a 22.5% decrease in real terms in cereal production, reflecting the impact of floods in the case of wheat and lower prices in the case of rice. Although overall cereal production remained stagnant in 2002, wheat production accelerated in real terms by approximately 29.1%, due to better weather conditions. The sector recorded overall growth of 5.1% in 2002, due mainly to the impact of a 104.4% increase in real terms in oil products production (primarily from soy beans). Production of all agricultural commodities increased 10.6% in 2003, with oil products recording the largest increase at 48.5% in real terms, followed by cereals which grew by 26.0%, spurred mainly by a 57.6% increase in the production of wheat. In 2004, agriculture, livestock and fishing production continued to grow, recording a 12.8% increase in real terms. This increase was primarily the result of a 19.0% increase in total agricultural products, which was mainly the result of a 47.5% increase in oil products production and a 17.0% increase in cereals production primarily caused by a 63.2% surge in wheat production.

     Livestock, which is raised for meat and wool products, dominates the agricultural sector. Cattle production increased significantly between 1994 and 1998 as a result of greater investment and increased exports. Wool production, which increased during the 1980’s, was adversely affected by a sharp and protracted decrease in international prices and a reduction in the number of wool-producing sheep, and declined 65.9% between 1995 and 1999. The closing of markets to Uruguayan beef exports following outbreaks of foot and mouth disease in the last three months of 2000 and in the first six months of 2001 adversely affected Uruguay’s livestock industry and exports. The government adopted a series of measures to prevent the spread of the disease, including vaccination. In the last three months of 2001, certain of Uruguay’s export markets, including Israel and the European Union, authorized imports of Uruguayan beef. Cattle production and exports of beef recovered significantly in 2002, although production of dairy products continued to decline. In 2003, total livestock production decreased slightly, primarily due to a drop in wool production, which more than offset increases in the production of dairy products, and continued growth in foreign demand for Uruguayan beef exports. In 2004, total livestock production recovered, recording a 6.8% increase compared to 2003, due to increases in the production of dairy products, wool and cattle.

     The agriculture, livestock and fishing sector’s overall significance to the economy is substantially greater than its percentage of GDP suggests because the sector supplies the bulk of raw materials to Uruguay’s manufacturing industries and is a major exporter. In recent years, the Uruguayan government has taken a series of measures designed to reduce the tax burden on the sector and to facilitate solutions to the debt and productivity problems and recent increases in the purchase of farm machinery and other capital goods have helped to boost productivity in this sector.

     The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production

(in millions of US$, except as otherwise indicated)

	2000		2001		2002		2003(1)		2004 (1)
Cereals	US$	215	US$	156	US$	265	US$	392	US$	334
Wheat		39		20		39		52		52
Rice		121		107		167		254		207
Oil products		10		32		78		124		151
Vegetables		65		76		59		36		45
Fruits		77		60		55		76		85
Other agricultural		295		289		244		246		273
Cattle		608		524		455		609		800
Wool		101		98		166		185		171
Milk		210		224		152		189		248
Other livestock		150		146		126		141		161
Fishing		57		48		50		63		71

Total	US$	1,788	US$	1,654	US$	1,650	US$	2,062	US$	2,336

Cattle (in thousands of heads slaughtered)		1,954		1,454		1,719		1,974		2,206
Milk (in millions of liters)		1,368		1,468		1,396		1,492		1,632
Wool (in tons)		54,425		47,251		39,376		34,992		36,719

(1)	Preliminary data.

Source:	Banco Central.

     The following tables set forth percentage changes from prior years for livestock production and for agricultural production for the periods indicated, based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Livestock Production

(% change from previous year, 1983 prices)

	2000	2001	2002	2003(1)	2004(1)
Cattle	(1.8)%	(6.3)%	14.4%	4.7%	6.4%
Dairy products	(9.0)%	7.3%	(4.4)%	6.3%	9.4%
Wool	(0.7)%	(13.2)%	(16.7)%	(11.1)%	4.9%
Total livestock production	(2.9)%	(2.9)%	0.3%	(0.2)%	6.8%

(1)	Preliminary data.

Source:	Banco Central.

Agricultural Production

(% change from previous year, 1983 prices)

	2000	2001	2002(1)	2003(1)	2004(1)
Cereals	2.9%	(22.5)%	0.0%	26.0%	17.0%
Wheat	(15.7)%	(52.5)%	29.1%	57.6%	63.2%
Rice	(9.6)%	(11.9)%	(6.2)%	15.1%	3.1%
Oil Products	(1.6)%	146.0%	104.4%	48.5%	47.5%
Vegetables	(15.6)%	9.0%	5.5%	10.1%	(6.6)%
Fruits	(21.2)%	0.8%	0.3%	6.2%	0.8%
Other Agricultural	(9.0)%	0.3%	0.0%	6.1%	6.9%
Total agricultural production	(3.8)%	(6.8)%	11.2%	23.3%	19.0%

(1)	Preliminary data.

Source:	Banco Central.

     Mining

     The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 1993 through 2004. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. At present, several projects for the mining of nickel, copper and diamonds are being developed in Uruguay.

     Manufacturing

     Manufacturing is an important sector of Uruguay’s economy, accounting for approximately 21.1% of GDP in 2004. The sector grew in the early 1990’s reflecting improved efficiency following a process of capital investment and reorganization of the sector during this period in response to increased competition from imports. Between the late 1990s and 2001, the manufacturing sector outsourced services such as administrative, maintenance and cleaning services, which increased the contribution to GDP of the services sectors in comparison with manufacturing. By 2001, the manufacturing sector, as a percentage of GDP, had declined to 16.3%. In 2001, the decline in manufacturing was also prompted by significantly lower domestic demand. In 2002, the manufacturing sector declined by 13.9% in real terms compared to 2001, as a result of a severe decline in exports to Argentina that began early that year, a reduction in domestic demand and a decline in the availability of credit for manufacturers, attributable primarily to the banking crisis. Machinery, beverages and textiles were all strongly affected by the crisis. Processed meats and leather goods avoided the downturn in 2002, increasing 17.7% and 7.5%, respectively, in comparison to 2001. Despite the contraction in real terms, the manufacturing sector’s share of GDP increased to 17.5% in 2002.

     In 2003, for the first time since 1998, the manufacturing sector showed signs of recovery, growing by 4.7% in real terms compared to 2002. The recovery of the manufacturing sector in 2003 also increased the sector’s contribution to GDP to 18.6%. In 2004, the manufacturing sector grew 21.7% in real terms, compared to 2003. The growth in the manufacturing sector since 2003 is primarily attributable to the impact of the real devaluation of the peso, which has discouraged imports of consumer products and made Uruguayan products more competitive in the export markets.

     Uruguay’s manufacturing sector in recent years has been affected by developments involving Mercosur. Beginning in 1991, Mercosur initiatives for regional integration led to a quick and sharp reduction in trade tariffs among Mercosur members. This region-wide reduction in tariffs caused the Uruguayan manufacturing sector to face increased competition from imports, but also increased access by Uruguayan manufacturers to the Argentine and Brazilian markets. The adverse economic conditions affecting Uruguay and the other Mercosur countries between 1998 and 2002 focused a larger segment of Uruguay’s manufacturing sector on the export markets. During this period, the manufacturing sector’s share of GDP and its employment fell as a result of discontinued production in noncompetitive areas, including industries that traditionally supplied domestic demand. For example, machinery and textiles suffered cutbacks while production of certain foodstuffs continued to grow during this period. While capital investment in the sector increased during the period from 1995 to 1998, imports of capital goods, which are principally used in manufacturing activities, decreased in 2000 by 12.9% compared to 1999. Imports of capital goods declined rapidly in 2001 and 2002, to their lowest levels since 1991 and continued declining into the first half of 2003. However, imports of capital goods began to recover in the second half of 2003. This increase continued in 2004, when the sector recorded a 89.3% increase compared to 2003.

     The manufacturing sector absorbs a large share of agricultural and livestock production as raw material. The most important manufacturing sub-sectors in 2004 were foodstuffs and oil refining. The foodstuffs industry also accounts for an important portion of Uruguay’s exports.

     The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production (1)

(in millions of US$)

	2000		2001		2002		2003		2004
Foodstuffs:
Processed meats	US$	959	US$	716	US$	676	US$	797	US$	1,156
Dairy products		349		334		240		264		328
Wheat and rice mills		262		266		258		281		321
Baked goods		259		206		140		115		126
Other foodstuffs		517		491		370		434		564

Total foodstuffs		2,345		2,012		1,685		1,890		2,496
Beverages		628		558		305		276		341
Tobacco		251		234		157		108		141
Textiles		408		330		266		323		360
Leather goods		277		296		289		304		365
Chemicals		735		659		473		485		637
Oil and refined products		1,177		1,108		756		1,053		1,605
Machinery		572		466		368		369		565
Other industries		960		845		471		485		639

Total	US$	7,353	US$	6,508	US$	4,771	US$	5,295	US$	7,149

(1)	Preliminary data.

Sources:	Estimates based on data of Banco Central and the National Statistics Institute.

Manufacturing Production

(% change from previous year, 1983 prices)

	2000	2001	2002	2003(1)	2004(1)
Foodstuffs:
Processed meats	2.1%	(20.2)%	17.7%	6.2%	22.9%
Dairy products	(9.0)	(0.8)	(3.0)	7.0	12.8
Wheat and rice mills	1.2	5.3	(11.0)	(0.4)	14.8
Baked goods	(13.2)	(14.9)	(8.4)	(12.6)	5.6

Total foodstuffs	(4.8)	(7.5)	(0.3)	10.4	33.4
Beverages	(2.3)	(5.7)	(31.0)	(3.2)	16.9
Tobacco	(11.3)	1.5	(5.1)	(24.1)	19.7
Textiles	1.2	(17.8)	(23.1)	16.8	15.9
Leather goods	19.6	5.4	7.5	5.3	17.9
Chemicals	1.3	(9.4)	(11.4)	10.8	24.4
Oil and refined products	18.5	(8.1)	(23.5)	22.8	22.1
Machinery	13.2	(17.4)	(37.1)	3.2	40.9

Total	0.7%	(8.2)%	(12.8)%	7.0%	21.5%

(1)	Preliminary data.

Source:	Banco Central.

     Electricity, Gas and Water

     The electricity, gas and water sector grew in 2000 and 2001, while total GDP was contracting in real terms. The sector declined slightly in 2002, and, in 2003, experienced the full impact of the 2002 economic crisis, contracting by 7.4% in real terms, although the economy as a whole was starting to show signs of recovery. In 2004, this sector began to follow the general economic recovery growing 1.2% in real terms. Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or

UTE, a state-owned entity. Electricity can be imported freely. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices, and the government is considering measures that would contribute to mitigating that risk. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. For more information, see “—Role of the State in the Economy; Privatizations.”

     Construction

     During 2000, the construction sector declined by 11.1%, largely as a result of the reduction in public sector spending in construction and infrastructure. In 2001, the construction sector declined by 8.7%, reflecting a reduction of both public and private expenditure in this sector of the economy. In 2002, the sector declined by 22.0% compared to 2001, as a result of the economic recession and the restructuring of Banco Hipotecario, which prior to its reorganization had been a significant source of financing for the sector. In 2003, the construction sector contracted by 7.1% in real terms compared to 2002, reflecting public sector budget constraints and the ongoing impact of the 2002 economic crisis on domestic demand. In 2004, the construction sector recorded growth for the first time since 1999, expanding by 7.2% in real terms compared to 2003. This increase was largely due to greater private sector activity including, public works projects undertaken by private companies.

     Commerce, Restaurants and Hotels

     The commerce, restaurants and hotels sector, which includes retail business and captures a portion of Uruguay’s gross tourism receipts, decreased from 2000 to 2003, reflecting a decrease in domestic demand as well as the adverse condition of the economies of neighboring Argentina and Brazil. In 2002, the sector contracted by 24.5% in real terms, compared to 2001, reflecting the severe impact Argentina’s economic crisis had on this industry. The sector continued to experience negative growth in 2003, contracting by 1.0% compared to 2002. In 2004, the sector grew by 21.1% in real terms. This growth primarily reflects the improved conditions of the Argentine economy, and the resulting increase in Argentine tourist arrivals in Uruguay, as well as increased tourist inflows from other regions, including Europe, and the recovery of domestic demand.

     The overall number of tourists visiting Uruguay decreased slightly during 2000 compared to 1999, although gross tourism revenues remained practically unchanged. During 2001, the overall number of tourists visiting Uruguay remained at 2000 levels, although average expenditure per tourist decreased significantly resulting in a decline of 14.0% in gross tourism receipts in that year. The decline continued in 2002, partly as a result of decreased tourism from Argentina following its freeze on bank deposits and the devaluation of the Argentine peso, but abetted in 2003. In 2004, this trend was reversed. Gross tourism receipts increased by 43.2% and the number of tourists increased by 24.1% in 2004 compared to 2003.

     Transportation, Storage and Communications

     The transportation, storage and communications sector registered positive growth in each of 2000 and 2001. In 2002, the sector decreased by 9.1% as compared to 2001. Growth in the sector during that period was driven primarily by telephone services, including cellular telephone services. The sector grew in real terms by 3.1% in 2003 and continued to expand in 2004, growing 11.7% in real terms compared to 2003.

     The increasing demand of the Uruguayan population for telephone services accounted for the sector’s steady growth through 2001. Administración Nacional de Telecomunicaciones or ANTEL, a

state-owned company, supplies domestic and international long distance telephone service in Uruguay and a significant portion of the country’s cellular telephone services. However, except for fixed local telephony services, the sector has recently been opened to private sector investment. See “—Role of the State in the Economy; Privatizations.” Despite this liberalization, the communications sector experienced a contraction in 2002 as a result of decreased domestic demand. The growth in the sector that resumed in 2003 continued in 2004 reflecting a recovery in domestic demand.

     Increases in merchandise transportation also contributed to the growth in the sector through 2001. Uruguay has been chosen by several regional transportation firms as both an operational base and a location for their headquarters. For example, most of the ferry lines connecting Argentina and Uruguay are owned by Uruguayan firms. In addition, the growth of tourism since the 1980s furthered the expansion of the transportation sector. After suffering a decline in 1999, merchandise transportation recovered in 2000. In 2001, a decrease in transportation and storage services was offset by increases in communications, particularly cellular phone services. In 2002, transportation and storage services related to export activities contracted as a result of the decrease in the level of both exports and domestic economic activity. In 2003, transportation and storage services grew by 9.0% due primarily to growth in the agriculture, livestock and fishing sector as well as to stronger exports and imports generally. Transportation and storage services continued to expand in 2004, registering a growth of 13.5%.

     Real Estate and Business Services

     The real estate and business services sector grew in real terms and as a percentage of GDP in both 2000 and 2001. This growth was driven by the business services segment, as a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Increases in lending for residential mortgages, and an increase in residential construction, rentals and occupancy rates also supported growth in real estate services during the period 2000-2001. Real estate is also driven by tourism rentals and purchases and increased after 1995, in part due to the increase in tourism during this period. The segment was adversely affected by the reduction of tourism-related revenues in each of 2002 and 2003. In 2004 the sector recorded an increase of 2.6% compared to 2003, primarily as a consequence of accelerated growth in the advertising and legal services sectors.

     Financial and Insurance Services

     In 2000 and 2001, the financial and insurance services sector grew in absolute terms and increased as a percentage of GDP. Deposits in the financial sector remained strong during this period. Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings. Non-resident deposits reached approximately US$6.5 billion as of December 31, 2001. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and approximately 91.3% of total deposits held in the private banking system were denominated in foreign currencies, principally U.S. dollars.

     Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Uruguay’s two largest private banks were branches of Argentine-based banks and experienced significant deposit withdrawal that later spread through the rest of the Uruguayan financial system. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks), which ceased to operate and entered a liquidation stage. The non-recoverable assets of three of these banks (Banco Comercial, Banco Caja Obrera and Banco Montevideo) are held by liquidation funds managed by Banco Central, while the recoverable assets transferred to

Nuevo Banco Comercial, a new commercial bank owned by the government. Proceedings for the liquidation of Banco de Crédito, the fourth bank, commenced on February 28, 2003, and are still ongoing. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to Banco Comercial, Banco Montevideo and Banco Caja Obrera y Crédito to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.

     This sector’s contribution to gross GDP declined from 11.9% in 2001 to 9.4% in 2004, despite a slight recovery in U.S. dollar terms in 2004. As a result of the impact of the banking crisis on privately-owned banks operating in Uruguay, government-owned banks have increased their participation in the non financial private sector deposit market from 33.7% of total deposits held with the banking system (excluding off-shore banks) at December 2001 to 54.3% at December 2004. Furthermore, foreign currency deposits by the non-financial domestic private sector with Uruguayan banks decreased from US$7.4 billion as of December 31, 2001 to US$4.9 billion as of December 31, 2002 and recovered to US$5.6 billion and US$5.8 billion as of December 31, 2003 and 2004, respectively. The government intends to take measures to enable the sector to make structural adjustments and reduce its vulnerability to foreign developments See “Monetary System – The Financial Sector.”

Role of the State in the Economy; Privatizations

     Role of the State in the Economy

     The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation of natural gas and in certain other areas of the economy previously restricted to the public sector.

At present, the government owns:

•	the local telecommunications company (ANTEL);

•	the oil refinery company (ANCAP);

•	the electric power utility (UTE);

•	the water and sewage authority, Obras Sanitarias del Estado (OSE);

•	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

•	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

•	Banco de la República and Banco Hipotecario (the principal state-owned financial institutions);

•	Banco de Seguros del Estado (an insurance company); and

•	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

     UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a binational hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

     ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay. The company also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

     OSE is Uruguay’s largest water company, providing water and sanitation services to most of the country and sewage services outside Montevideo.

     ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products.

     For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “Monetary System—The Financial Sector.”

     During the last five years, these state-owned enterprises have in the aggregate recorded operating profits. Overall, the surpluses of non-financial public-sector enterprises have generated in the aggregate a surplus as a percentage of GDP ranging from 0.4% in 1999 to 1.7% in 2003, compared to a deficit of 0.3% in 1994. In 2004, the surplus of the public-sector enterprises declined to 1.5% of GDP mainly due to the impact of the increase in the price of crude oil on ANCAP’s operations. At this time the government has no plans to privatize any public entities.

     The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)

				Percentage of
	Total Assets	Total Liabilities	Net Profits	State Ownership
ANCAP(1)	627.6	280.1	19.8	100%
ANP(1)	313.8	19.7	(3.6)	100%
AFE(1)	75.7	17.0	(9.8)	100%
ANTEL(1)	857.3	203.9	44.9	100%
OSE(1)	661.5	176.4	11.2	100%
UTE(1)	2,353.8	532.2	118.1	100%

(1) Data as of and for the year ended December 31, 2003. Converted into U.S. dollars at the rate of Ps. 29.340 per US$1.00, the market rate on December 31, 2003.

Source:	Financial statements of each public enterprise.

     Privatizations

     Privatizations have not been a major focus of Uruguay’s economic policy. Nevertheless, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing

Montevideo in 1993 and the national airline in 1995, and has taken measures to transfer certain activities, such as sewage, garbage collection, road maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. More recently, legislation has been enacted that enabled the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

     The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. In 1991, Congress passed a law authorizing the privatization of ANTEL. The law was subsequently repealed, however, by a public referendum in 1992. ANTEL has since implemented several revenue-sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities and is contemplating entering into additional similar arrangements in the future. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to Movicom Bell South (now Telefónica) and America Movil, respectively, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 18 companies in competition with ANTEL. While only 12 of those companies have started operations in Uruguay and account for less than 40.0% of the market, the reform resulted in substantial tariff reductions.

     The government also granted the Corporación Nacional para el Desarrollo (CND), a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A., a special-purpose company responsible for the projects, although those shares are expected to be sold to private investors. Corporación Vial del Uruguay S.A. and private companies have to date signed 43 contracts worth US$94 million for the construction of bridges and highways.

     At the beginning of 2002, Congress passed a law authorizing ANCAP to associate with private sector enterprises for the purpose of jointly carrying out oil refining and crude oil import activities, and doing away with the existing monopoly by 2006. However, the law was repealed in a plebiscite held on December 7, 2003. The government does not have any current intention to seek an amendment of the legal framework governing ANCAP’s activities, although it may still encourage ANCAP’s association with private sector firms in accordance with the current legal framework.

     In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

     In September 2003, the government granted a 30-year concession to Puertas del Sur S.A. for the management and administration of the Montevideo airport.

     Congress is analyzing a law setting forth the regulatory framework for the participation of private enterprises in the gas sector.

     In October 2004, a constitutional referendum was approved providing that only state-owned entities may provide services in the water and sewage sectors.

Environment

     The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

     Uruguay has received assistance from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.

Employment and Labor

     Employment

     From 2000 to 2002, the severe contraction of economic activity led to a rise in the nationwide unemployment rate. This increase reflected the incidence of layoffs as well as the growth in the labor supply, as sectors of the population have responded to falling average household income by seeking employment opportunities. Having peaked in 2002, the unemployment rate began to decline in 2003 and, by December 2004, it had receded to 2001 levels. The employment rate fell from 51.6% in 2000 to 51.4% in 2001 to 49.1% in 2002 and to 48.3% in 2003, before rebounding to 50.9% in 2004. The unemployment rate rose from 13.6% in 2000 to 15.3% in 2001 and 17.0% in 2002 before declining to 16.9% in 2003 and to 13.1% in 2004. The sectors that were most seriously affected by the rise in unemployment in 1999 were the manufacturing industry, trade and general services, which are more sensitive to any short-term variations in demand. Beginning in the last quarter of 1999, the government reduced spending on public sector works, consistent with its fiscal policy adjustments, which led to an overall increase in the unemployment level during 2000. The increases in the unemployment levels from 2000 to 2002 affected most sectors of the economy, including the financial sector, and are largely attributable to the effects of the recession that Uruguay has experienced from 1999 to 2003. The manufacturing, agriculture, livestock and fishing, and commerce, restaurants and hotels sectors accounted for the larger portion of the employment gains in 2003, while in 2004 the services sector contributed the most to employment recovery.

     The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor
(in thousands of persons, except as otherwise indicated)

	As of December 31,
	2000	2001	2002	2003	2004
Nationwide:
Labor force(1)(3)	1,409.0	1,446.5	1,424.4	1,414.5	1,436.8
Employment(1)(2)	1,218.7	1,225.7	1,183.4	1,175.4	1,249.5
Participation rate(3)	59.6%	60.6%	59.1%	58.1%	58.5%
Employment rate(4)	51.6%	51.4%	49.1%	48.3%	50.9%
Unemployment rate(5)	13.6%	15.3%	17.0%	16.9%	13.1%
Montevideo:
Labor force(1)(3)	704.4	722.0	708.8	693.3	697.3
Employment(1)(2)	606.8	610.2	587.8	577.7	607.2
Participation rate(3)	61.4%	62.6%	61.2%	59.7%	59.8%
Employment rate(4)	52.9%	52.9%	50.8%	49.7%	52.0%
Unemployment rate(5).	13.9%	15.5%	17.1%	16.7%	12.9%

(1)	Total population estimates are based on household survey data and population projections of the National Statistics Institutes.

(2)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(3)	Labor force as a percentage of the total population above the minimum age requirement.

(4)	Employment as a percentage of the total population above the minimum age requirement.

(5)	Unemployed population as percentage of the labor force.

Sources:	National Statistics Institute and Banco Central.

     The sectoral composition of employment in Uruguay generally mirrors the sectoral composition of GDP. The exception is the real estate, business, financial and insurance services sectors which together employed 8.6% of the urban workforce while together accounting for 21.8% of GDP in 2004. Uruguay’s public sector employed approximately 17.7% of the working population in 2004.

     The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force(1)
(% by sector)

	2000	2001	2002	2003	2004
Agriculture, livestock, fishing and mining	4.1%	4.0%	4.0%	4.3%	4.7%
Manufacturing, electricity, gas and water, and construction services	24.2	22.1	21.2	19.9	20.3
Services	68.9	66.2	66.6	66.7	68.4
Other (2)	2.8	7.7	8.2	9.1	6.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Refers to population in cities over 5,000 inhabitants.

(2)	Includes first-time job seekers and people that have been unemployed for more than a year.

Source:	National Statistics Institute.

     Unionized labor in Uruguay is concentrated primarily in the public sector and industrial, construction and banking areas of the economy. Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government has the ability to declare that the labor functions which are the subject of the strike provide “essential services” to the country. Based on that determination, the government can order workers to end their strike or, alternatively, face arrest or military action. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country.

     Wages

     The following table sets forth information about wages for the periods indicated.

Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

	2000	2001	2002	2003	2004
Average real wages	(1.3)	(0.3)	(10.7)	(12.4)	(0.1)
Public sector	(1.5)	1.0	(10.6)	(12.0)	2.6
Private sector	(1.2)	(0.8)	(10.9)	(12.8)	(1.5)

Source:	National Statistics Institute.

     The decline in average real wages since 2000 and the high levels of unemployment evidence the consequences that the protracted recession and the crisis in 2002 is still producing on Uruguay’s economy and population. As part of its efforts to reduce the deficit and close its financing gap, the government elected not to adjust public sector wages during 2002 and set the public sector wage increase for January 2003 at 3.0%, despite the inflation hike in 2002. In 2003, public sector wages increased nominally by 9.4% from December 31, 2002 to December 31, 2003, but the average wage level declined 12.0% in real terms in 2003, compared to 2002. Public sector wages increased nominally by 13.4% from December 31, 2003 to December 31, 2004 and the average wage level for 2004 increased by 2.6% in real terms compared to 2003. Conversely, private sector wages continued to lose ground in real terms. Future public sector wage nominal increases remain subject to the fulfillment of the fiscal program.

Poverty and Income Distribution

     Poverty levels in Uruguay increased as a result of protracted recession and the 2002 economic crisis. According to the National Statistics Institute, poverty increased sharply between 1999 and 2003. In 2003, 21.0% of Uruguayan urban households lived on an income which was below the minimum amount needed to purchase essential food and non-food requirements, as compared to 9.6% in 1999.

     While Uruguay has disparities in the distribution of wealth and income, which increased in recent years, such disparities are not of the same magnitude as those of certain Latin American nations such as Brazil, Colombia, Chile, Argentina, Mexico and Venezuela. As set forth in the table below, in 2002, 27.3% of the national income in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 45.7% of the national income for Brazil (2001), 39.1% for Colombia, 39.7% for Chile (2000), 40.7% for Argentina, 31.2% for Mexico and 31.3% for Venezuela.

     The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households
Population of Uruguay 1997-2002
(% of national income)

Income Group	1997	1999	2002
Lowest 10%	3.7%	3.6%	3.7%
Next 10%	5.3	5.1	5.1
Next 20%	12.9	12.9	12.9
Next 20%	16.5	16.0	16.0
Next 20%	21.1	20.9	20.6
Next 10%	14.6	14.5	14.4
Highest 10%	25.8	27.0	27.3

Total	100.0%	100.0%	100.0%

Source:	CEPAL.

     Poverty in Uruguay has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and the unskilled and relatively less educated. More recently, increases in poverty are the result of the contraction of the Uruguayan economy. Since one of the principal causes of poverty is poor education, Uruguay has taken steps to improve the country’s educational system. In spite of its high literacy rate, as well as other social development indicators placing Uruguay among the top countries in Latin America, Uruguay’s traditional educational system was suffering mainly from lack of resources, out of date curricula and inadequate teacher training.

     To address these problems, in 1995 the government launched a plan to modernize and expand the educational structure of the country at the primary and secondary level. Costs incurred in connection with this plan have been and will be financed out of the central government’s revenues for each year and, since 1996, a part of such costs have been financed by the government out of the proceeds of loans extended by the World Bank and the Inter-American Development Bank for the implementation of this plan in an aggregate amount of approximately US$130 million. The educational reform has not caused to date, and is not expected to cause in the future, a material increase in the government’s total annual expenditures. The plan provides for an upgrading in teachers’ professional training, increases in salaries for teachers and other employees in primary and secondary schools, the construction of new buildings and classrooms, full-time schooling, the inclusion of children under 5 years old in primary education and a complete revision and updating of programs of study.

     The IADB has also granted Uruguay a US$100 million facility intended to improve the living conditions of the urban poor through a combination of infrastructure investments, improvements in the coverage and quality of social services, and incentives and assistance for the registration of land precariously held.

     The government has also addressed problems relating to poverty through health care accessibility and other measures. Uruguay has a public health system which gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

     In 2004, Uruguay’s balance of payments registered a surplus of US$454.3 million compared to a surplus of US$1,380 million in 2003, a deficit of US$2,328 million recorded in 2002 and surpluses of US$278 million and US$222 million in 2001 and 2000, respectively. The balance of payments surpluses in 2003 and 2004 increased Banco Central’s international reserve assets to US$2,512 million at December 31, 2004, compared to US$2,087 million at December 31, 2003 and US$772 million at December 31, 2002.

     Current Account

     Uruguay’s current account consists of the merchandise trade balance, non-financial services, net, interest and dividend payments, and current transfers.

     In 2000, a current account deficit of US$566 million was attributable to the decrease in international market prices for Uruguay’s commodity exports, which more than offset the increase in exports in real terms and caused exports to grow at a slower pace than imports, and to higher international interest rates, which resulted in larger interest payments.

     With respect to non-financial services, Uruguay has maintained surpluses, with inflows generated primarily by tourism and international freight revenues, including revenues from transportation services provided by trucks and ships. In 2001, merchandise and service exports dropped by 10.9% in U.S. dollar terms, primarily reflecting the problems caused by the effects of foot-and-mouth disease and a decrease in tourism receipts from Argentina.

     In 2002, the severe outflow of capital and the contraction of domestic demand reduced imports of goods by more than US$1.0 billion. Exports of goods also contracted in 2002, although by a significantly smaller percentage, providing for a surplus in the merchandise trade balance, which, coupled with a net inflow in interest and dividends, produced a US$ 382 million surplus in Uruguay’s current account.

     In 2003, Uruguay’s current account recorded a deficit of US$59 million. This deficit was mainly due to large increases in net interest and dividend payments, which resulted from the substantial indebtedness incurred by Uruguayan entities in the previous year, and the normalization of corporate profits following the heavy losses experienced in 2002.

     In 2004, merchandise imports and exports grew at approximately the same pace, inflows generated by non-financial services increased significantly reaching levels comparable to those recorded prior to the economic crisis of 2002, and interest and dividend payments continued to increase. Uruguay’s current account recorded a deficit of US$105 million in 2004.

     Capital Account

     Uruguay’s capital account includes direct investments, portfolio investments, and short-, medium- and long-term indebtedness.

     Between 2000 and 2001, the government took steps to increase significantly Banco Central’s international reserve assets (primarily by incurring indebtedness) in anticipation of developments in the international economy that could curtail the government’s access to the international capital markets on favorable conditions. The government accessed the international capital markets on six occasions during 2001 and on one occasion during 2002. In 2001, Uruguay’s capital account registered net inflows of US$490 million, compared to US$772 million in 2000. The inflows in 2001 have been associated with capital outflows from Argentina as residents withdrew deposits from the local banking system and transferred funds out of Argentina.

     The government’s efforts to bolster Banco Central’s reserves were undermined in 2002 by the banking crisis and the massive withdrawal of U.S. dollar-denominated deposits from the Uruguayan financial system and the resulting short-term capital outflows. In 2002, capital outflows exceeded the unprecedented level of long term capital inflows, consisting primarily of borrowings by the government, mainly from the multilateral financial institutions.

     In 2003, Uruguay’s capital account registered a surplus of US$426 million. The gradual stabilization of the banking sector and the successful reprofiling of Uruguay’s external debt in mid-2003 helped create an environment that allowed for this net inflow of capital. The government accessed the international capital markets twice during 2003, raising approximately US$300 million and received net disbursements from multilateral institutions of US$675 million. These borrowings coupled with foreign direct investments of US$401 million, which resulted from a sharp increase in real estate purchases by Argentine and Brazilian investors, more than offset a net outflow in portfolio investments of US$311 million caused by the enlargement of the banking system’s international holdings.

     As of December 31, 2004, international reserve assets stood at US$2,512 million, compared to US$2,087 million (excluding US$224.1 million held in the FESB) at December 31, 2003.

Balance of Payments(1)
(Millions of US$)

	2000		2001		2002(2)		2003(2)		2004(2)
Current account:
Exports		2,383.8		2,139.5		1,922.1		2,281.1		3,025.0
Imports		(3,311.1)		(2,914.8)		(1,873.8)		(2,097.8)		(2,990.3)
Services, net		394.2		315.8		153.3		166.7		302.4
Interest and dividends		(60.7)		(67.8)		108.6		(490.9)		(530.5)
Current transfers(3)		27.5		29.7		71.8		82.5		88.7

Total current account		(566.3)		(497.6)		382.0		(58.5)		(104.6)

Capital account:
Direct investments		274.1		290.6		180.0		401.3		299.6
Portfolio investments(4)		191.4		507.7		328.6		(311.0)		(375.7)
Other medium-and long-term capital		137.5		117.7		2,218.6		582.3		63.6
Other short-term capital		168.6		(426.0)		(3,007.6)		(246.3)		116.4

Total capital account, net		771.7		490.1		(280.4)		426.3		103.9

Errors and omissions		17.0		285.0		(2,429.6)		1,012.4		455.0

Total balance of payments	US$	222.4	US$	277.5	US$	(2,328.0)	US$	1,380.2	US$	454.3

Change in Banco Central international reserve assets(5)	US$	(222.0)	US$	(277.6)	US$	2,328.0	US$	(1,380.2)	US$	(454.0)

Assets:
Gold(6)		209.8		292.2		0.6		0		0
SDRs		0.5		(1.0)		3.9		(3.0)		(3.0)
IMF position		2.4		1.7		(44.8)		—		—
Foreign exchange		(372.6)		(598.6)		(614.6)		478.5		1299.3
Other holdings		382.4		583.1		(1,672.4)		904.7		(842.0)

Total assets	US$	222.0	US$	277.5	US$	(2,328.0)	US$	1,380.2	US$	454.3

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.

(2)	Preliminary data.

(3)	Current transfers consist of transactions without a quid pro quo, many of which are gifts.

(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.

(5)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.

(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source:	Banco Central.

Foreign Trade

     In 2000, Uruguay’s exports were adversely affected by the devaluation of the Brazilian currency and the recession in Argentina, both of which contributed to a decrease in exports to Brazil and in the number of tourists from Argentina. The appreciation of the U.S. dollar (to which the Uruguayan peso was linked) with respect to the euro, contributed to a slight decrease in exports to the European Union, and declining international prices for several of Uruguay’s commodity exports.

     In 2000, exports grew in real terms compared to 1999. This improvement is attributable to increased exports of traditional as well as non-traditional goods, mostly to Argentina and the United States.

     Exports of goods decreased by 10.5% (measured in U.S. dollars) during 2001 in comparison to 2000. This decrease is attributable mainly to a decrease in international commodity prices as well as decreased demand for Uruguayan exports in Argentina and Brazil.

     During 2002, exports fell by 9.6% (measured in U.S. dollars). This decrease is attributable largely to the effects of the Argentine crisis, which contracted demand for Uruguay’s exports, and the limited ability of the Uruguayan banking sector to provide export financing.

     In 2003, total merchandise exports increased by 18.5% in U.S. dollar terms compared to 2002, largely as a result of an increase in primary products and meat exports.

     Total merchandise exports in 2004 increased by 32.5% in U.S. dollar terms compared to 2003, reflecting increases in the price and quantity of exported goods, particularly meat.

     A significant portion of Uruguay’s merchandise trade has involved trade with its neighbors and principal trading partners, Argentina and Brazil. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade created by imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports, which in 2004 accounted for approximately 29.6% of GDP, in markets both within and outside of Mercosur. The increased competitiveness of Uruguayan exports since 2002 has resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports. In addition to its bilateral free trade agreement with Mexico, which became effective on July 15, 2004, on June 11, 2004 Uruguay and Iran signed a framework agreement to promote bilateral trade.

     Merchandise imports increased during 2000 in comparison to 1999. While import of capital goods and consumer products decreased during the period, the decrease was offset by the increased imports of intermediate oil products. Imports of goods fell by 11.7% (measured in U.S. dollars) during 2001 in comparison to 2000. This decrease is attributed primarily to an overall contraction in the demand for consumer, intermediate and capital goods. Following the drop in domestic manufacturing activity and consumption, imports of goods fell by 35.8% (measured in U.S. dollars) in 2002 but recovered by 11.5% (measured in U.S. dollars) in 2003. In 2004, total imports of goods rose by 42.2% (measured in U.S. dollars), compared to 2003, primarily due to a general increase in the demand for consumer, intermediate and capital goods.

     Merchandise Trade

     Although since 2002 exports to the region have become less significant as a percentage of Uruguay’s total exports, Uruguay’s trade has been heavily concentrated in neighboring countries. Brazil and Argentina are Uruguay’s principal trading partners. In 2004, Brazil accounted for 16.6% of Uruguay’s merchandise exports and for 21.7% of its merchandise imports compared to 21.3% of Uruguay’s exports and 20.9% of its imports in 2003, while Argentina accounted for 7.6% of exports and 22.0% of imports in 2004 compared to 7.0% and 26.1% of exports and imports, respectively, in 2003.

     The disparity between exports and imports in recent years is attributable primarily to the impact of the economic crisis suffered by the countries in the region, including currency fluctuations, which caused demand for Uruguayan products and tourism services to decrease substantially and adversely affected the competitiveness of Uruguayan exports in the region. In 2000, Brazil and Argentina together accounted for 41.0% of Uruguay’s exports and 43.3% of its imports. Merchandise exports to Brazil and Argentina have declined significantly since 2000. Merchandise exports to Brazil accounted for 23.1% of total merchandise exports in 2000 and merchandise exports to Argentina accounted for 17.9% of total merchandise exports in 2000. The government has sought to reduce the dependence of Uruguay’s foreign trade on its neighboring countries by seeking to develop new markets for Uruguayan exports.

     The volume of trade Uruguay conducts with Europe and Asia has remained relatively stable since 2000. In 2000, Europe accounted for 17.6% of Uruguay’s merchandise exports and 23.1% of its merchandise imports, compared to 22.1% and 23.8% of exports and imports in 2004, respectively. Merchandise exports to Asia have remained consistent over the past five years, accounting for 9.4% of Uruguay’s total merchandise exports in 2000 and 8.0% of total merchandise exports in 2004.

     The United States is another of Uruguay’s major trading partners. While Uruguay’s merchandise imports for the United Sates have remained relatively stable since 2000, the United States has attracted an increasing percentage of Uruguay’s total merchandise exports, accounting for 19.7% in 2004 compared to 7.8% in 2000.

     Merchandise exports have diversified and increased substantially over time, from US$200 million in the early 1970’s to approximately US$2.8 billion in 1998. Although merchandise exports decreased to US$1.9 billion in 2002, primarily due to the impact of the uncertainties affecting the Brazilian economy and the recession affecting Argentina, they recovered in 2003 and 2004. Merchandise exports increased to US$2.2 billion in 2003, primarily due to the improved competitiveness created by the real devaluation of the peso and further increased to US$2.9 billion in 2004, mainly as a result of increased demand for Uruguayan exports and elevated prices for several of Uruguay’s commodity exports.

     Merchandise exports have historically been concentrated on agriculturally-based manufactured products, such as wool, meat, rice and textiles. Uruguay’s traditional exports are meat and wool, which in 2004 accounted for approximately 26.5% of total merchandise trade, compared to 24.3% in 2003. Uruguay was declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and has allowed it to obtain higher prices for its beef. However, an outbreak of foot and mouth disease in Uruguay in 2000 severely affected meat exports during the last quarter of 2000. Although the outbreak was temporarily controlled and Uruguay’s beef exports resumed in the first quarter of 2001, a new outbreak of the disease affected a larger portion of the Uruguayan countryside. The government responded by implementing a vaccination program aimed at preventing the spread of the disease. Exports of Uruguayan beef to Uruguay’s traditional export markets, including Brazil, Chile, Israel and the European Union, which were closed following the outbreak of foot and mouth disease in 2000 and 2001, resumed during the last quarter of 2001. By late 2002, Canada, Chile and certain other countries had also recognized Uruguay as free from foot and mouth disease and, in 2003, the government re-established access to the United States market as well. In 2004, exports of Uruguayan beef increased by 64.9% compared to 2003. Since the mid-1980s, Uruguay has increased its exports of non-traditional goods, primarily rice, seafood and chemical products and, in 2003, Uruguay was one of the top seven exporters of rice in the world.

     From 1994 to 1998, imports into Uruguay increased and became more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. In 2000, imports increased by 3.2% to US$3.5 billion, as compared to US$3.4 billion in 1999, primarily due to additional imports of intermediate goods. In 2001, imports decreased by 11.7% or approximately US$405 million, while in 2002, imports, decreased by 35.8% or US$1.1 billion compared to 2001, as a result of the severe contraction of the Uruguayan economy. With the recovery of the Uruguayan economy in 2003, total imports increased 11.5% (US$226 million) compared to 2002 and consisted of consumer goods (18.8%), intermediate goods (73.2%) and capital goods (8.1%). In 2004, driven primarily by improved general economic conditions and the recovery of domestic demand, total imports increased further by 42.2% or US$924 million, of which 71.1% represented intermediate goods, 18.1% represented consumer goods and 10.8% represented capital goods.

     The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2000			2001			2002			2003			2004(1)
Exports (FOB):
Traditional:	US$	592	25.8%	US$	435	21.2%	US$	481	25.8%	US$	614	27.8%	US$	868	29.7%
Wool		133	5.8%		150	7.3%		156	8.4%		146	6.6%		132	4.5%
Meat		400	17.4%		247	12.0%		279	15.0%		390	17.7%		643	22.0%
Other		59	2.6%		39	1.9%		46	2.5%		78	3.5%		93	3.2%
Non-traditional:		1,707	74.2%		1,622	78.8%		1,380	74.2%		1,592	72.2%		2,054	70.3%
Rice		165	7.2%		168	8.2%		141	7.6%		141	6.4%		141	4.8%
Textiles		136	5.9%		103	5.0%		65	3.5%		84	3.8%		104	3.6%
Chemicals		106	4.6%		101	4.9%		83	4.5%		83	3.8%		83	2.8%
Other		1,299	56.5%		1,251	60.8%		1,091	58.6%		1,284	58.2%		1,726	59.1%
Total exports	US$	2,299	100.0%	US$	2,058	100.0%	US$	1,861	100.0%	US$	2,206	100.0%	US$	2,922	100.0%

Imports (CIF):
Consumer goods	US$	910	26.3%	US$	853	27.9%	US$	456	23.2%	US$	411	18.8%	US$	564	18.1%
Intermediate goods		2,084	60.1%		1,803	58.9%		1,306	66.5%		1,602	73.2%		2,215	71.1%
Capital goods		472	13.6%		405	13.2%		202	10.3%		177	8.1%		335	10.8%
Total imports	US$	3,466	100.0%	US$	3,061	100.0%	US$	1,964	100.0%	US$	2,190	100.0%	US$	3,114	100.0%

Trade balance:	US$	(1,166)		US$	(1,003)		US$	(103)		US$	16		US$	(192)

(1)	Preliminary data.

Source:	Banco Central.

Geographical Distribution of Merchandise Trade
(in millions of US$, unless otherwise indicated)

	2000			2001			2002			2003			2004(1)
EXPORTS (FOB)
Americas:
Argentina	US$	411	17.9%	US$	316	15.4%	US$	113	6.1%	US$	155	7.0%	US$	223	7.6%
Brazil		531	23.1		441	21.4		432	23.2		471	21.3		484	16.6
United States		180	7.8		171	8.3		138	7.4		234	10.6		577	19.7
Other		379	16.5		365	17.7		275	14.8		380	17.2		486	16.6

Total Americas		1,501	65.3		1,293	62.8		958	51.5		1,240	56.2		1,770	60.6

Europe:
European Union:
France		17	0.7		17	0.8		19	1.0		20	0.9		32	1.1
Germany		90	3.9		97	4.7		109	5.8		145	6.6		151	5.2
Italy		69	3.0		71	3.4		88	4.7		89	4.0		89	3.0
United Kingdom		72	3.1		66	3.2		79	4.2		79	3.6		91	3.1
Other EU		124	5.4		136	6.6		147	7.9		173	7.8		206	7.0
Total EU		372	16.2		385	18.7		441	23.7		506	22.9		569	19.5
EFTA(2) and other		34	1.5		14	0.7		54	2.9		70	3.2		77	2.6

Total Europe		406	17.6		413	20.1		495	26.6		576	26.1		646	22.1

Africa		41	1.8		38	1.9		64	3.4		64	2.9		63	2.1
Asia		217	9.4		207	10.1		204	11.0		211	9.6		234	8.0
Middle East		111	4.8		83	4.0		113	6.0		78	3.5		124	4.2
Other		24	1.0		23	1.1		27	1.5		38	1.7		87	3.0

Total	US$	2,299	100.0%	US$	2,058	100.0%	US$	1,861	100.0%	US$	2,206	100.0%	US$	2,922	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	836	24.1%	US$	706	23.1%	US$	541	27.5%	US$	573	26.1%	US$	687	22.0%
Brazil		667	19.2		626	20.4		390	19.8		459	20.9		677	21.7
United States		336	9.7		271	8.9		164	8.4		166	7.6		220	7.1
Other		318	9.2		344	11.2		149	7.6		103	4.7		142	4.6

Total Americas		2,156	62.2		1,947	63.6		1,243	63.3		1,300	59.3		1,726	55.4

Europe:
European Union:
France		145	4.2		129	4.2		66	3.4		51	2.3		52	1.7
Germany		105	3.0		93	3.0		81	4.1		62	2.8		83	2.7
Italy		110	3.2		100	3.3		46	2.4		50	2.3		66	2.1
United Kingdom		64	1.8		38	1.3		25	1.3		25	1.1		29	0.9
Other EU		210	6.0		195	6.4		126	6.4		106	4.8		130	4.2
Total EU		634	18.3		555	18.1		345	17.5		293	13.4		360	11.6
EFTA(2) and other		165	4.8		85	2.8		148	7.5		296	13.5		380	12.2

Total Europe		799	23.1		640	20.9		493	25.1		589	26.9		741	23.8

Africa		133	3.8		85	2.8		18	0.9		73	3.3		170	5.4
Asia		317	9.1		317	10.4		185	9.4		207	9.5		332	10.7
Middle East		32	0.9		47	1.5		7	0.3		7	0.3		129	4.1
Other		29	0.8		24	0.8		19	1.0		15	0.7		17	0.5

Total	US$	3,466	100.0%	US$	3,061	100.0%	US$	1,964	100.0%	US$	2,190	100.0%	US$	3,114	100.0%

(1)	Preliminary data.

(2)	European Free Trade Association.

Source:	Banco Central.

     In 1989, import tariffs ranged from a maximum of 40.0% to a minimum of 10.0% (certain capital and intermediate goods were exempt from tariffs). The government began reducing tariffs gradually on its own account in 1990 and, since 1991, the government has reduced tariffs as part of regional Mercosur initiatives. Since January 1995, tariffs on raw materials not produced domestically have ranged from 2.0 to 6.0%, tariffs on intermediate goods from 8.0 to 16.0% and tariffs on consumer goods from 10.0 to 20.0%. More importantly, the government has substantially reduced non-tariff barriers, including the reference and minimum import prices on which tariffs are applied. Since 1989, the government has reduced the number of goods subject to reference prices from 423 to zero and, currently, there are no reference or minimum prices on any imported goods. Other outstanding barriers have also been lowered in general. Quantitative import restrictions were eliminated in the mid-1970s. In response to economic developments affecting several Asian economies, Mercosur member states implemented a transitional measure, effective January 1, 1998, increasing the common external tariff on all products by 3.0% through December 31, 2000. This percentage was later reduced to 2.5% and eliminated as of January 1, 2004. In response to the imbalances created within Mercosur during 2001, Uruguay imposed a 1.9% duty on imports (other than capital goods) from all countries, in addition to any existing tariffs. This duty is scheduled to be gradually eliminated between January 2005 and July 2007. Duties on certain imports from Argentina that were imposed in response to the adverse effects of the Argentine crisis on the Uruguayan economy were rescinded in 2003. See “Effects of Mercosur on Trade” and “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.”

     Services Trade

     Uruguay’s services trade is heavily concentrated in Argentina and Brazil and has been driven principally by tourism, transportation and financial services.

     Gross tourism receipts declined steadily between 1997 and 2003, dropping by 42.6% in 2002 compared to 2001 and by 1.7% in 2003 compared to 2002. This trend was reversed in 2004, when gross tourism receipts increased by 43.2%. Tourism is the most important individual item driving Uruguay’s foreign currency earnings.

Revenues from Tourism

	Number
	of Tourist	Gross Tourism
	Arrivals	Receipts
	(in thousands)	(in millions of US$)
2000	2,236	713
2001	2,136	611
2002	1,354	351
2003	1,508	345
2004	1,871	494

Sources:	Banco Central.

     During the 1990s, Uruguay’s tourism sector benefited from the improving economic situation in the region, particularly in Brazil and Argentina, and the increased sophistication of the services offered, including increased and diversified offerings of cultural, social and sports activities. There was an increase in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area by Argentines. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and tourist “estancias,” or ranches, which have attracted tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. The number of tourists visiting Uruguay remained stable between 2000 and 2001, although gross tourism revenues decreased significantly. The number of tourists dropped by 36.6% in 2002 due to the sharp decline in the number of tourists from Argentina. The number of tourist arrivals increased by 11.4% and 24.1% in 2003 and 2004, respectively.

     The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	2000	2001	2002	2003	2004
Argentina	67.6%	69.2%	60.1%	57.5%	59.3%
Brazil	6.3	5.7	8.7	10.0	10.0
Other	26.1	25.1	31.2	32.5	30.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources:	Banco Central and the Ministry of Tourism.

     Until the 2002 banking crisis, financial services, primarily banking and corporate services, contributed to the growth in services exports. Uruguay’s bank secrecy laws and ability of companies to issue bearer shares has attracted foreign funds. Deposits by non-residents with the financial sector, which were approximately US$2.4 billion in 1994, increased to approximately US$5.3 billion in 2000, and to US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held at Banco Galicia Uruguay, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had been suspended and have now been liquidated. Following the banking crisis, deposits by non-residents began to increase once more, reaching US$1.9 billion as of December 31, 2003, and US$2.5 billion as of December 31, 2004, representing 27.0% of total deposits held with the Uruguayan banking system (excluding deposits held with Banco Galicia, Banco de Crédito, Banco Montevideo and Banco Comercial).

     Effects of Mercosur on Trade

     The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. Since December 31, 2000, internal tariff rates among Mercosur countries have been reduced to zero, with the exception of sugar and automobiles.

     With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. Protection from competition for certain industries has been provided by delaying convergence in some sectors (including telecommunications, capital goods and computers), and by allowing each member to take specific exceptions to the common external tariff. Uruguay expects to eliminate those exceptions by the year 2010. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

     The Mercosur Treaty contemplated that commercial agreements with other trading partners would be negotiated by Mercosur and not by the members separately. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.”

     The devaluation of the Argentine peso in January 2002 and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay cannot fully assess the long-term implications of the Argentine crisis for Mercosur. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

     Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Agriculture border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Infrastructural development of roads, bridges and railways is also necessary to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement.

Foreign Investment

     Foreign investment in Uruguay has been traditionally directed towards the construction and tourism sectors. In 2004, however, Scandinavian pulp manufacturers announced investments in that industry in Uruguay in the range of US$950 million over a two-year period. Uruguay has a legislative framework that ensures equal treatment of foreign and local investors and foreign access to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

     In each of 2002, 2003 and 2004, estimated foreign direct investment accounted for US$180 million, US$401.3 million, and US$299.6 million, respectively, of Uruguay’s balance of payments.

MONETARY SYSTEM

Banco Central

     Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves of Uruguay, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policies, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

     The Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors with ratification by the Congress required.

     Banco Central’s current charter, which was enacted in 1995, defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments (currently somewhat less than 2.0% of GDP). However, Banco Central can serve as a financial agent of the government under article 50 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

     Monetary and Exchange Rate Policy

     Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. The system was designed to allow for adjustments in the relative prices of Uruguayan products without requiring deflation of domestic prices. This “crawling peg” system provided an anchor for the stabilization plan and succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s devaluation in 1999 and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

     Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

     Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase consistent with the inflation objective set for the period. During 2004, the monetary base increased by 7.4%, as compared to December 2003, the annual rate of inflation was 7.6% and the peso/U.S. dollar exchange rate marked its lowest point on November 15, 2004 at Ps.26.01 per US$1.00 and its highest point on May 25, 2004 at Ps.29.81 per US$1.00.

     For 2005, based on the government’s inflation forecast range of 5.5% to 7.5% and other macroeconomic projections, Banco Central announced a range for the average monetary base of the fourth quarter of 2005 of Ps.14,536 million to Ps.16,066 million (the average monetary base of the fourth quarter of 2004 was Ps.13,971 million). The monetary base target is tied to the projected annual inflation rate and is revised quarterly, unless additional adjustments are necessary. Monetary reports are issued monthly.

     To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. As of December 31, 2004, approximately 89.0% of all deposits held with the banking system were denominated in foreign currencies, primarily U.S. dollars.

     Liquidity and Credit Aggregates

     The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserve assets as of the dates indicated.

Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

	As of December 31,													As of March 31,
	2000		2001		2002			2003			2004(2)			2005(2)
Currency, including cash in vaults at banks	US$	756.7	US$	639.8	US$	367.7		US$	417.9		US$	537.8		US$	516.3
Others		41.6		43.5		70.5			70.4			62.9			197.9

Monetary base	US$	798.4	US$	683.3	US$	438.2		US$	488.3		US$	600.7		US$	714.2

Banco Central international reserve assets	US$	2,777.7	US$	3,100.0	US$	772.0	(3)	US$	2,086.7	(3)(4)	US$	2,511.8	(5)	US$	2,095.0	(6)

Of which gold represents	US$	294.5	US$	2.3	US$	2.9		US$	3.5		US$	3.6		US$	3.6

(1)	All figures are at market value as of the date indicated.

(2)	Preliminary data.

(3)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, US$224.1 million at December 31, 2003.

(4)	This amount includes US$1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495.2 million of Banco de la República, with Banco Central.

(5)	This amount includes US$1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724.6 million of Banco de la República, with Banco Central.

(6)	This amount includes US$1,586.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$706.6 million of Banco de la República, with Banco Central.

Source: Banco Central.

     Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central, two factors that Banco Central does not control, cause Banco Central’s international reserve assets to fluctuate from time to time. At March 31, 2005, Banco Central’s international reserve assets had decreased to approximately US$2095.0 million, compared to international reserve assets of US$2,511.8 million at December 31, 2004, largely due to a decrease in commercial bank reserves and voluntary deposits.

     The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2000	2001	2002	2003	2004(1)	2005(1)(4)
M1 ( % change)(2)	(0.7)%	(2.6)%	0.6%	34.4%	14.7%	(1.1)%
M2 ( % change)(3)	4.1%	(0.8)%	(7.9)%	(29.4)%	12.9%	1.3%
Credit from the financial system ( % change)	(7.9)%	(1.6)%	(18.9)%	(12.4)%	8.9%	(0.4)%
Average annual peso deposit rate	12.1%	14.3%	42.9%	19.8%	3.4%	5.8%

(1)	Preliminary data.

(2)	Currency in circulation plus peso-denominated demand deposits.

(3)	M1 plus peso-denominated savings deposits.

(4)	As of January 31, 2005.

Source: Boletín Estadístico and Banco Central.

Liquidity and Credit Aggregates
(in millions of US$)

	As of December 31,											As of January 31,
	2000		2001		2002		2003			2004(1)		2005(1)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	581.9	US$	477.7	US$	282.0	US$	322.2		US$	410.0	US$	380.5
M1(2)		1,427.5		1,177.9		643.1		802.2			1,018.0		1,077.3
M2(3)		2,067.1		1,737.0		868.5		1,043.0			1,316.9		1,426.2
M3(4)		9,025.5		9,174.9		6,309.3		6,733.0			7,255.0		7,467.0

Credit aggregates (at period end):
Private sector credit		9,632.6		8,859.0		6,215.8		4,414.6			4,218.0		4,347.0
Public sector credit		1,192.7		1,368.8		1,009.8		360.9			632.0		585.9

Total domestic credit	US$	10,825.2	US$	10,227.8	US$	7,225.5	US$	4,775.4		US$	4,850.4	US$	4,932.9

Deposits:
Uruguayan peso deposits		1,485.1		1,259.3		586.5		720.8			906.9		1,045.7
Foreign-currency deposits		12,216.6		13,994.6		7,756.4		7,914.0	(5)		8,428.6		8,493.6

Total deposits	US$	13,701.8	US$	15,253.9	US$	8,342.9	US$	8,634.8		US$	9,327.6	US$	9,539.2

Deposits of non-residents	US$	5,258.2	US$	6,556.5	US$	2,315.6	US$	2,224.0		US$	2,490.3	US$	2,452.8

(1)	Preliminary data.

(2)	Currency in circulation plus peso-denominated demand deposits.

(3)	M1 plus peso-denominated savings deposits.

(4)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

(5)	Of which approximately US$1,678 million (based on November 30, 2003 information) comprise time deposits with Banco de la República with maturities rescheduled pursuant to Law 17,523 of August 4, 2002.

Source: Banco Central.

     Inflation

     The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End
	Consumer	Wholesale
	Prices	Prices
1999	4.2%	(0.3)%
2000	5.1	9.5
2001	3.6	3.8
2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
For the 12 months ended March 31, 2005	5.5	(0.4)

Source: Banco Central.

     Governmental initiatives to control fiscal expenditures combined with a sustained decrease in the rate of devaluation of the nominal exchange rate led to a steady reduction in the yearly consumer price inflation rate between 1991 and 1999. The decline in inflation was also considerable at the wholesale price level as shown on the table above. The basket of goods used to calculate the WPI is subject to significant foreign competition, thus changes in the WPI tend to track the devaluation rate more closely than changes in the CPI. The decrease in the inflation rate through 2001 is attributable, in part, to the economic recession that affected Uruguay and the region during such period. In 2000, the inflation rate rose to 5.1%, primarily due to the impact of rising international oil prices on the Uruguayan economy. The inflation rate decreased to 3.6% in 2001. Despite the exchange rate adjustments effected by Banco Central on June 19, 2001, domestic inflation for 2001 was at the lower end of the target range of 3.5% to 5.5% agreed with the IMF. As a result of the adjustment of relative prices following the decision to float the peso in June 2002, inflation increased in 2002, finishing the year at 25.9%. In 2003, consumer price inflation declined significantly to 10.2%, largely due to the stabilization of the value of the peso. Inflation declined to 7.6% in 2004, mainly as a result of a more restrictive monetary policy and the appreciation of the peso. In the twelve month period ending on March 31, 2005, inflation declined further to 5.5%, largely as a consequence of the continued appreciation of the peso against the US dollar.

     The weighted average interest rate for 30 to 180 day term deposits in U.S. dollars in private banks declined from 4.06% in December 2002 to 1.09% in December 2003, and to 1.01% in December 2004. The weighted average interest rate for 30 to 180 day term deposits in pesos in private banks decreased from 64.63% in December 2002 to 7.62% in December 2003, and to 5.54% in December 2004. The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. Nevertheless, local financial institutions have been cautious in extending new credit and, as a result, gross credit extended by private banks (excluding Nuevo Banco Comercial) expanded by US$79.0 million, or 5.0%, in 2004. For a discussion of Uruguay’s past policies regarding inflation see “The Economy–History and Background,” “1999-2002: Recession and Crisis in the Banking System” and “–2003-2004: Recovery and Economic Growth,” and for a discussion of Uruguay’s current monetary policy, see “Monetary System–Monetary and Exchange Rate Policy.”

     Foreign Exchange and International Reserves

     Foreign Exchange. Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. This exchange rate policy helped reduce inflation without inducing sharp changes in relative prices. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0%) and the bounds of the band were adjusted upward by 0.6% each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000. In June 2001, Argentina adopted measures relating to its foreign exchange regime designed to increase the competitiveness of Argentine industries by subsidizing exports with reimbursements and taxing imports. Following the adoption of those measures, Banco Central adjusted the rate of devaluation of the Uruguayan peso relative to the U.S. dollar from 0.6% to 1.2% per month through December 31, 2001 and the band of fluctuation for the peso to U.S. dollar exchange rate from 3.0% to 6.0%.

     In response to the new economic environment in the region, in January 2002 Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. Since then, the peso has strengthened versus the U.S. dollar. As of December 31, 2004, the peso traded at Ps.26.380 per US$1.00 and as of March 31, 2005, the peso traded at Ps.25.50 per US$ 1.00. See “The Economy–2003-2004: Recovery and Economic Growth” and “Monetary System–Monetary and Exchange Rate Policy.”

     Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period End

2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
12 months ended March 31, 2005	29.810	24.300	27.642	25.500

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

     International Reserves. The following table shows the composition of the international reserve assets of Uruguay’s banking system at each of the dates indicated.

International Reserve Assets of the Banking System

	As of December 31
	2000		2001		2002			2003			2004(1)
	(in millions of US$ at period end)
Banco Central	US$	2,777.7	US$	3,100.0	US$	772.0	(2)	US$	2,086.7	(2)	US$	2,511.8	(2)
Banco de la República		560.3		632.1		294.0			912.0			1,486.6
Private Banks		4,908.0		4,549.5		2,413.1			2,717.2			3,217.3

International reserve assets	US$	8,246.0	US$	8,281.6	US$	3,479.1		US$	5,715.9		US$	7,215.8

(1)	Preliminary data

(2)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, and US$224.1 million at December 31, 2003.

Source: Banco Central.

     As of March 31, 2005, Banco Central’s international reserve assets totaled approximately US$2,095 million, including US$1,586.4 million reserves and voluntary deposits of the Uruguayan banking system, of which US$706.6 million were claims of Banco de la República and Banco Hipotecario.

     The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits.

The Financial Sector

     Prudential regulation, supervision and financial system

     Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as enacted in 1995, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Instituciones de Intermediación Financiera, or the Bank Superintendency. From time to time, and at least on a bi-annual basis, the Bank Superintendency conducts a full audit of each bank’s activities.

     The Bank Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions currently classify loans into the following categories in accordance with objective and subjective criteria, without regard to collateral:

Category 1:	Normal risk: Borrowers included in this category are considered capable of repaying their obligations with the revenues generated from their businesses. Current loans and loans up to 30 days past due are included in this category. Provisions of 0.5% are required for this category.

Category 2:	Potential risk: Borrowers included in this category may have past due obligations between 30 and 60 days, or have been occasionally in non-

compliance with their obligations, or are experiencing certain temporary problems that may affect their capacity to repay their obligations in accordance with their original terms. Provisions of 5.0% are required for this category.

Category 3:	Real risk: Borrowers included in this category may have past due operations between 60 days and 150 days, or may be delayed in the filing of their financial reports between 60 and 180 days, or have accumulated losses from previous years that do not affect solvency. Provisions of 20.0% are required for this category.

Category 4:	High risk: Borrowers included in this category may have past due obligations for over 150 days (they are recorded as “debtor in process of collection”), or delays of over 180 days in filing financial information, or symptoms of eroding solvency, or legal problems that impede the normal development of their businesses. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category may have past due operations for over 240 days (they are recorded as “delinquent credits”), or may be absent, or in bankruptcy, or negotiating with creditors, or material legal suits may be pending against them but show little chance of collection, or present obvious solvency problems, or may not be capable of servicing debt. Provisions of 100.0% are required.

     Banco Central substantially adheres to the requirements of the Basle Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 10.0% in the case of banks, financial cooperatives and financial houses, and 8.0% in the case of off-shore banks. Effective December 2004, Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) of Ps.232.7 million. The minimum capital required for financial houses, cooperatives with restricted licenses and offshore banks is Ps.162.9 million, Ps.35 million and US$4.5 million, respectively.

     As of December 31, 2004, financial institutions had on average a total capital to risk-weighted assets ratio above the 10.0% required by Banco Central. Private banks and cooperatives averaged a total capital to risk-weighted assets ratio of approximately 18.9%, while Banco de la República averaged 18.1%, and Nuevo Banco Comercial 35.6%. All financial institutions met their capital to risk-weighted asset ratios in 2004, except for Banco Hipotecario, which was is being restructured, and COFAC, Uruguay’s largest credit cooperative (accounting for less than 3.0% of the Uruguayan banking system’s deposits). In March 2005, this institution implemented a capitalization program under the supervision of the Superintendency of Financial Institutions, which allowed it to achieve a capital to risk-weighted asset ratio that is in compliance with the capital adequacy regulations. See “–The Banking System in 2003 and 2004.”

     The Uruguayan Banking System

     Commercial banks in Uruguay typically provide full-service banking. Of the 12 private banks operating in Uruguay as of December 31, 2004, six are Uruguayan corporations (owned by foreign banks) and six are branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of the two state-owned banks, Banco de la República and Banco Hipotecario, and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. In November 2002, Banco Hipotecario transferred all of its foreign-currency denominated deposits to Banco de la

República and is currently being restructured. Consequently, the services Banco Hipotecario is authorized to provide have been limited.

     Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members.

     Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2004, Banco de la República held approximately 46.0% of deposits of the private non-financial sector with the financial system (off-shore banks excluded). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Some private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

     The 2002 Banking Crisis

     Volatility in Argentina at the end of 2001 caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks, BGU and Banco Comercial, were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from BGU and Banco Comercial.

     As of December 31, 2001, BGU was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. BGU is a subsidiary of Banco de Galicia y Buenos Aires S.A. Its core business consisted of taking deposits from, and making loans to, Argentine persons and companies. The adoption of capital controls by the Argentine authorities in December 2001 severely limited BGU’s access to liquidity. Depositors withdrew US$194 million from BGU during January 2002. BGU quickly depleted its liquid assets and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of BGU on February 13, 2002 and instituted a suspension of its operations.

     Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25.0% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277.4 million. The capital contributions, together with the financial assistance, allowed Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56.0% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations. See “–The Banking System in 2003 and 2004–Banco Comercial Shareholder Dispute.”

     The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. Expectations that Uruguay would receive additional assistance from the IMF, however, caused the pace of deposit withdrawals to decrease in the last two weeks of May 2002. Despite the decrease in withdrawals, amounts withdrawn in May 2002 totaled approximately US$1,553 million. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management. Between May 17 and July 29, 2002, Banco Montevideo/La Caja Obrera received US$137 million of Banco Central liquidity assistance and an additional US$229 million of financial support from the central government (through the CND).

     Although the government received approximately US$500 million from the IMF on June 29, 2002, confidence in the Uruguayan financial system continued to erode. The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

     To avoid the adverse consequences of the general deposit freeze imposed by Argentina in 2001, the Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

     On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law implemented the program designed by the Uruguayan authorities to safeguard the country’s payment and financial system by (i) providing for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extending the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferring foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitating the liquidation of insolvent banks. During the last quarter of 2002, the government caused Banco Hipotecario to transfer all deposits to Banco de la República. Banco Hipotecario’s operations have been streamlined and its license to receive deposits has been limited.

     On August 4, 2002, Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

     During August and September 2002, foreign currency-denominated deposits with the Uruguayan banking system decreased by an additional US$547 million. In October 2002, deposits began to flow back into the system, increasing by approximately US$379 million in the four-month period ended January 29, 2003.

     On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which is owned by the government, was the only bidder at the auction of the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera). Nuevo Banco Comercial commenced its operations in March 2003, with figures indicating that it had loans totaling US$652 million, net of provisions (of which US$374 million were non-performing loans), and time deposits amounting to US$705 million. The initial equity of Nuevo Banco Comercial was US$127 million, and it had total assets for approximately US$890 million. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and are now managed by a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund. In September 2003, Nuevo Banco Comercial began repaying the deposits it assumed upon its establishment in quarterly installments, and will continue repaying these deposits through September 2009. Nuevo Banco Comercial was granted a put option against the liquidation funds, which it exercised in December 2003 through the sale of assets valued at US$131 million. As of December 31, 2004, Nuevo Banco Comercial had US$168 million of equity, total assets of US$958 million (including loans to the non-financial private sector net of provisions equal to US$394 million (US$20 million of which was comprised of past-due loans)), and non-financial sector deposits of US$576 million.

     On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

     BGU, which was suspended in February 2002, paid back 3.0% of its deposits on January 7, 2003 and has reached an agreement with its depositors on the schedule for future payments. On May 31, 2004, Banco Central revoked BGU’s banking license and, although the Ministry of Finance has not withdrawn BGU’s authorization due to pending obligations, BGU is no longer permitted to operate as a bank.

     During the 2002 crisis, with the exception of BGU and Banco Comercial, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

     The share of non-performing loans (NPLs) on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of non-performing loans also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

     Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks that require the value of any collateral to be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

     The Banking System in 2003 and 2004

     The gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003. Banco Central’s international reserve assets declined by US$59 million during this period due to rumors suggesting that the government was analyzing a mandatory conversion of foreign-currency denominated obligations into pesos or “pesification” similar to certain measures taken by Argentina after the devaluation of the Argentine peso in 2002. Beginning in March 2003, the level of deposits by the non-financial private sector started to increase and by December 2003 had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign-currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected the Uruguayan banking system. At December 31, 2004, the non-financial private sector’s deposits held with the banking system, of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. Although deposits are increasing and the liquidity of Uruguayan private banks has improved compared to 2001, the authorities continue to monitor the overall condition of the banking sector closely.

     In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. According to the trust contract, a special vehicle was established to administer the transferred loans. It is intended that through this special purpose vehicle, Banco de la República will recover the proceeds of the loans in accordance with a pre-set cash flow schedule. The government has guaranteed the recovery rate contemplated in the trust agreement. If such recovery rate is not realized, the government must cover the deficit between the agreed-upon rate and actual recovery. This transfer of NPLs improved Banco de la República’s loan default rate, which was 1.0% in December 2004.

     During 2004, Banco de la República began repaying the remaining installments of the dollar-denominated time deposits whose maturity had been extended in August 2002 as part of the solution to the banking crisis. An amount equal to more than 90.0% of these deposits has been voluntarily deposited with Banco de la República since the repayment of these deposits.

     In 2003, the number of financial institutions decreased by six, including two banks, one financial house, two offshore banks and one cooperative. In 2004 the number of banks further decreased by two.

     The weighted average interest rate deposits in U.S. dollars remained at low levels during 2004, declining from 1.16% in December 2003 to 1.07% in December 2004.

     Deposits during 2004 continued to be largely denominated in foreign currencies, primarily U.S. dollars. In 2004, loans to the non-financial sector, net of provisions, ceased declining and, at December 2004, equaled US$3.5 billion, approximately the same amount as at December 2003 (excluding Nuevo Banco Comercial). The loan default rate (including both financial and non-financial sectors and net of provisions), which had increased significantly during the banking crisis in 2002, declined in 2003 and 2004. Banco de la República’s loan default rate decreased from 8.0% in December 2003 to 1.0% in December 2004. The loan default rates at private banks and cooperatives decreased between December 2003 and December 2004 from 3.0% to 2.0% and from 14.0% to 12.0%, respectively.

     The following tables set forth classifications of loan assets of the Uruguayan banking system as of December 31, 2004.

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of December 31, 2004)

	Category
	1	2	3	4	5
State-owned:
Banco de la República(2)	50.8%	15.0%	17.9%	11.8%	4.6%
Nuevo Banco Comercial(3)	40.4%	16.3%	17.5%	19.5%	6.4%
Privately owned:
Banks	65.8%	9.9%	9.3%	8.9%	6.1%
Financial houses	62.8%	4.2%	7.3%	20.5%	5.2%
Off-shore banks	97.0%	0.0%	3.0%	0.0%	0.0%
Cooperatives	47.2%	9.4%	17.2%	10.4%	15.9%

(1)	Classification based on credit risk analysis. Gross credit to the non-financial sector.

(2)	Based on a sample of 76% of the credit portfolio.

(3)	Private bank, owned 100% by the government.

Source: Banco Central.

Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of December 31, 2004)

	Performing	Non Performing
Institution Type	Loans	Loans
Banco de la República	99%	1%
Banco Hipotecario del Uruguay (2)	48%	52%
Private Banks	98%	2%
Cooperatives	88%	12%
Financial houses	100%	0%
Off -shore Banks	100%	0%

(1)	Loans to both financial and non-financial sector, net of provisions.

(2)	Data as of November 30, 2004 for Banco Hipotecario.

Source: Banco Central.

Total Provisions of the Banking System For
Gross Non-Performing Loans(1)
(as of December 31, 2004)

Institution Type	Provisions
Banco de la República	83%
Banco Hipotecario del Uruguay(2)	31%
Private Banks	141%
Cooperatives	55%
Financial Houses	137%

(1)	Total provisions as a percentage of gross non-performing loans to financial and non-financial sector.

(2)	Data as of November 30, 2004.

Source: Banco Central.

     The authorities have introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred, the authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

     In March 2005, the operations of COFAC were suspended by Banco Central when it became apparent that its capitalization was insufficient to support its continuation. After a US$39 million increase COFAC’s equity, resulting primarily from the capitalization of certain creditors’ deposits, the rescheduling of a portion of the time deposits held at COFAC, the amendment of its corporate governance rules and the approval of a plan to reduce costs by 30%, the Uruguayan bank supervisory authority allowed COFAC to resume its operations.

     In March 2005, a decree was passed establishing a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$15,000 coverage in the event of a liquidation of the bank where such deposits are held. The government will provide initial support for this regime through a US$60 million loan, which will be replaced over time by insurance premiums required to be paid by the financial institutions on account of deposits taken.

     The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	2000	2001	2002	2003	2004	2004
	Number	Number	Number	Number	Number	Loans(3)	Deposits(4)
Financial Institutions:
State-owned(1)	2	2	2	3	3	62%	49%
Privately-owned(2)	39	39	31	26	24	34%	49%
Cooperatives	6	6	5	4	4	5%	3%

Total	47	47	38	33	31	100%	100%

(1)	Banco de la República, Banco Hipotecario and Nuevo Banco Comercial.

(2)	At December 31, 2004, includes 12 banks, 6 financial houses and 6 off-shore agencies (IFE).

(3)	Loans to non-financial sector, net of provisions.

(4)	Non-financial private sector deposits.

Sources: Banco Central.

     The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector
(% of total credit)

			Private		Banco de la
	Banco Central		Commercial Banks(1)		República
		Foreign		Foreign		Foreign
	Pesos	Currency	Pesos	Currency	Pesos	Currency
2000	0.1	0.3	9.3	56.9	6.9	26.5
2001	0.1	0.1	7.7	63.3	5.6	23.2
2002	1.0	0.2	3.9	58.5	3.6	32.7
2003	1.2	0.3	4.2	51.7	4.1	38.6
2004	1.4	0.3	6.1	45.5	7.4	39.4

(1)	Includes private banks, financial houses and cooperatives of financial intermediation.

Source: Banco Central.

     Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars.

     The Uruguayan financial sector also includes four domestic and 13 foreign insurance companies (including the state-owned insurance company), two of which are in the process of being merged, subject to regulatory approval. Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Seguros y Reaseguros of the Banco Central.

     Banco Comercial Shareholder Dispute

     JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank, the three former shareholders of Banco Comercial, brought a suit before an arbitration panel alleging that Uruguay failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial and claimed US$100 million plus certain ancillary expenses. In December 2004, the arbitration panel ruled in favor of the former shareholders and, in January 2005, the former shareholders petitioned the United States Court for the Southern District of New York to confirm the arbitration award. On March 23, 2005, the U.S. court confirmed the arbitral award as well as interest and litigation expenses. Uruguay’s subsequent request to stay the court’s decision was denied. In April 2005, Uruguay filed a motion of reconsideration. The court has not yet rendered a decision with respect to this motion. Concurrently, litigation is pending in a Uruguayan court against the recipients of the arbitral award and, in connection with that action, the proceeds of any payment by Uruguay of the arbitral award have been attached by the parties bringing that Uruguayan legal action.

Securities Markets

     Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. The share of total trading volume in the Montevideo Stock Exchange represented by non-governmental securities has increased in the last few years.

     In September 1994, an Electronic Stock Exchange was established for exclusive use by banks and other financial institutions. Foreign exchange transactions and overnight deposits account for substantially all of the total amount traded in the Electronic Stock Exchange. The aggregate securities trading volume on both exchanges reached US$2,536.6 million in 1998, representing approximately 12.0% of GDP. As a result of certain regulatory changes affecting the treatment of securities transactions for accounting purposes by pension fund administrators, transactions previously recorded as trades although beneficial ownership remained unchanged have been discontinued. The aggregate securities trading volume (as recorded under the new rules) on both exchanges decreased from US$2,797.2 million to US$2,770.7 million as of December 31, 2002 and further to US$1,347.9 million as of December 31, 2003. In 2004, this trend was reversed and, as of December 31, 2004, the aggregate securities trading volume on both exchanges had increased to US$2,106.1 million.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2000		2001		2002		2003		2004
Private sector securities:
Equities	US$	0.8	US$	20.2	US$	0.1	US$	0.5	US$	0.5
Bonds		95.6		96.9		71.4		11.4		23.4
Certificates of deposit and other		1,066.0		1,265.4		1,639.9		413.5		792.4

Total private sector securities(1)		1,162.4		1,382.5		1,711.4		425.5		816.2

Public sector securities:
Central Government		655.2		1,360.3		1,052.2		911.2		1,253.7
Public enterprises		56.6		54.4		7.1		11.2		36.1

Total public sector securities(2)		711.8		1,414.7		1,059.3		922.4		1,289.8

Total	US$	1,874.2	US$	2,797.2	US$	2,770.7	US$	1,347.9	US$	2,106.1

Number of listed companies:
Equities		21		18		17		11		15
Bonds and other debt issuers		59		57		51		43		38

Total		80		75		68		54		53

(1)	The increased trading volume of private sector securities is attributable to increased trading in the secondary market and to a new requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.

(2)	The increased trading volume of public sector securities is attributable to increased trading in the secondary market and to a practice followed by pension fund administrators involving fixed rate instruments in order to record capital gains due to rising prices. This practice reflected the absence of a mark-to-market rule, which only became effective in 1999.

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

     The Uruguayan securities market has been undergoing institutional, legal and operational changes in order to attain greater levels of activity. Banco Central has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as annual reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 16,749 governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

     The Uruguayan capital market has been adversely affected in recent years by the international developments leading to a reduction in capital flows to emerging markets and, during 2002 and 2003, Uruguay’s banking and economic crisis.

     As of December 31, 2001, total assets stood at US$234.8 million. As of December 31, 2002, as a result of the financial crisis, total assets under management of mutual funds plummeted to US$8.4 million. In 2003 and in 2004, total assets under the management of mutual funds continued to decrease totaling US$0.8 million and US$0.5 million at December 31, 2003 and December 31, 2004, respectively.

PUBLIC SECTOR FINANCES

     The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies) and financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government. Separate accounts are kept for local governments, non-financial public sector institutions and financial public sector institutions and Banco de Seguros del Estado. Banco Central runs deficits principally due to interest payments on remunerated deposits of the financial sector and its own operational costs. Central government expenditures are financed chiefly through the collection of value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes, as well as through domestic and external borrowings and transfers from state-owned companies. The central government’s ability to access the capital markets was severely constrained by the economic crisis that affected Uruguay in 2002 and the early months of 2003, but has since improved. In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance.

     The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	2000			2001			2002			2003			2004(1)
Revenues:
Value-added taxes	US$	1,645	8.2%	US$	1,539	8.3%	US$	981	8.0%	US$	952	8.5%	US$	1,165	8.8%
Other taxes on goods and services		734	3.7		681	3.7		412	3.4		354	3.2		420	3.2
Income taxes		429	2.1		376	2.0		216	1.8		179	1.6		318	2.4
Taxes on capital		236	1.2		215	1.2		183	1.5		188	1.7		194	1.5
Foreign trade taxes		163	0.8		182	1.0		128	1.0		134	1.2		170	1.3
Other		617	3.1		675	3.6		563	4.6		480	4.3		349	2.6

Total		3,823	19.0		3,668	19.8		2,483	20.2		2,286	20.5		2,615	19.7

Expenditures:
Wages and salaries(2)	US$	1,160	5.8%	US$	1,091	5.9%		747	6.1%	US$	600	5.4%	US$	643	4.8%
Transfers to social security(3)		1,880	9.4		1,826	9.8		1,202	9.8		985	8.8		1,024	7.7
Transfer payments		238	1.2		172	0.9		112	0.9		96	0.9		101	0.8
Interest on public debt		410	2.0		461	2.5		498	4.1		631	5.6		642	4.8
Goods and services		583	2.9		602	3.2		329	2.7		326	2.9		384	2.9
Capital expenditures		0	0.0		305	0.1		16	0.1		15	0.1		16	0.1
Other		362	1.8		25	1.6		154	1.3		128	1.1		180	1.4

Total		4,631	23.1		4,482	24.2		3,059	24.9		2,781	24.9		2,990	22.5

Central Government extrabudgetary operations.		103	0.5		(19)	(0.1)		(20)	(0.2)		(19)	(0.2)		45	0.3
Central Government balance		(809)	(4.0)		(814)	(4.4)		(576)	(4.7)		(495)	(4.4)		(375)	(2.8)
Non-financial public institutions		26	0.1		157	0.8		126	1.0		195	1.7		196	1.5
Banco Central		(76)	(0.4)		(61)	(0.3)		(36)	(0.3)		(40)	(0.4)		(123)	(0.9)

Overall surplus (deficit)(4)	US$	(755)	(3.8)%	US$	(737)	(3.9)%	US$	(505)	(4.1)%	US$	(359)	(3.2)%	US$	(257)	(1.9)%

Overall interest payments(5)	US$	503	2.5%	US$	676	3.6%	US$	550	4.5%	US$	682	6.1%	US$	768	5.8%

Overall primary balance(6)	US$	252	(1.3)%	US$	(61)	(0.3)%	US$	44	0.4%	US$	323	2.9%	US$	511	3.8%

(1)	Preliminary figures.

(2)	Includes employer contributions made to social security system for employees of central government.

(3)	Net of social security revenues received.

(4)	Local governments not included.

(5)	Includes central government, public enterprises and Central Bank.

(6)	Overall balance less interest payments.

Source: Banco Central.

     In the late 1980’s, the government had large public sector deficits, and by 1989, public sector finances had deteriorated considerably, with the public sector deficit increasing to 7.0% of GDP from 4.8% in the previous year. Beginning in 1990, the government began to tighten fiscal policies, improving the government’s finances. Several factors contributed to overall deficit reductions in 1990, 1991 and 1992, including lower interest rates and a reduction in external debt brought about by the Brady refinancing effected by the government in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

     In 1993, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. In 1994, the consolidated public sector deficit grew again due primarily to increased transfers to social security and increased capital expenditures of the central government and of public sector entities (which are included in the line item Non-financial public institutions). The consolidated public sector deficit was reduced in 1995, 1996 and 1997 to 1993 levels, but transfers to the social security system (including transfers to private pension fund administrators since June 1996) continued to increase as a percentage of GDP. See “—Social Security.” In 1998, the consolidated public sector deficit was further reduced to 0.9% of GDP. The recession that affected the Uruguayan economy in 1999 had an adverse impact on public sector accounts. Decreasing revenues and a rise in expenditures resulted in a consolidated public sector deficit, measured by funding sources, of 3.6% of GDP, almost three percentage points higher than in 1998. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased due to the operation of automatic stabilizers, the financing of the election processes over the year, expenditures resulting from external and domestic shocks and an expansive investment policy. The rise in oil prices and in international interest rates and the drought that affected the country in the second half of the year further increased public sector spending and reduced revenues.

     During 2000, the government sought to reduce the consolidated public sector deficit by controlling expenditures, which decreased by 4.3%. However, given the continued recession, GDP contracted and public sector revenues (primarily tax collections) decreased by 5.7%. In 2001, public sector finances deteriorated further. Government revenues decreased by 4.1% while expenditures decreased by 3.2%. This resulted in an overall public sector deficit of US$737 million (3.9% of GDP).

     In 2002, public sector revenues, expressed in U.S. dollars, fell by 32.3% and public sector expenditures, expressed in U.S. dollars, decreased by 31.7% from their respective levels in 2001, as a result of the economic crisis and the devaluation of the peso. As part of the measures adopted by the government to alleviate the impact of the recession on the private sector and to stimulate employment, the administration permanently reduced employer contributions to social security. To offset the resulting decrease in fiscal revenues, a value-added tax of 3.0%, applicable to certain manufacturing processes and imports of manufactured goods, was extended to services rendered by public utilities effective as of 2002. The consolidated public sector deficit for 2002 was US$505 million (4.1% of GDP).

     During 2003, the government continued its efforts to control expenditures, primarily by limiting increases in wages and pensions, and to improve revenues. Public sector revenues nevertheless decreased by 7.9%, while public sector expenditures decreased by 9.1% in dollar terms, each compared to 2002. The 2003 consolidated public sector deficit equaled US$359 million (3.2% of GDP).

     In 2004, public sector expenditures, expressed in U.S. dollars, increased by 7.5%, but declined as a percentage of GDP from 24.9% in 2003 to 22.5% in 2004, mainly as a result of increased GDP growth. This growth in expenditures was due to an increase in real terms in government consumption and public gross fixed investment in each reflecting a partial recovery from previous post-crisis levels. Revenues decreased as a percentage of GDP from 20.5% in 2003 to 19.7% in 2004, primarily due to a reduction in certain income tax rates which offset the expansionary effects of increased economic activity. The consolidated public sector deficit totaled US$257 (1.9% of GDP) in 2004.

     Despite increases in public expenditures in the 1990s, public sector deficits have remained lower than those experienced in the late 1980s, as government revenues have increased as a percentage of GDP, non-financial public sector institutions have continued to realize overall surpluses and interest rates have remained comparatively low. The government is implementing a plan with the assistance of the IADB to restructure the public sector. Part of the savings obtained through the reduction in personnel is being used to increase the remuneration of certain remaining personnel (such as teachers), and to create incentives for performance improvements.

     The following table sets forth the composition of the government’s tax revenues for the periods indicated.

Composition of Tax Revenue

	2000	2001	2002	2003	2004(1)

Value-added taxes (VAT)	53.8%	52.8%	51.2%	51.8%	52.3%
Other taxes on goods and services	24.0	23.3	21.3	19.2	18.8
Income taxes	14.0	12.9	11.5	9.7	14.3
Taxes on capital	7.7	7.4	9.7	10.2	8.7
Foreign trade taxes	5.3	6.2	6.7	7.3	7.6
Other taxes	1.5	4.6	7.6	8.7	7.8
Refund of value-added and other taxes	(6.3)	(7.1)	(7.8)	(7.0)	(9.5)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Banco Central.

     Revenues grew steadily between 1995 and 1998, driven primarily by increases in revenue from value-added taxes and improved tax collection. Revenues decreased, however, during 1999 due to the impact of the economic recession described above. Central government revenues fell by 4.3% during 2000 in comparison to 1999, primarily due to a 3.2% reduction in tax collections and a 16.3% reduction in collections on import duties. In 2001, central government revenues increased by 0.6% in comparison to 2000, despite the lower level of economic activity, due to increased taxes and a broader collection base. In 2002, central government revenues fell by 5.2%, compared to a 10.8% decrease in GDP, due to the slowdown in economic activity. In 2003, central government revenues increased by 2.2% due primarily to the economic recovery as reflected by the 2.5% increase in GDP. Continued economic recovery in 2004 supported a 14.4% increase in tax collections and a 26.8% increase in foreign trade taxes, and resulted in a real increase of 10.9% in central government revenue.

     Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are currently taxed at a rate of 23%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 14%, and certain other products and services, including securities, precious metals and export services, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is levied at a flat rate of 35%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. There is no personal income tax in Uruguay. However, there is a tax on wages and pensions with a sliding scale rate depending on the amount of the wages or pensions. This sliding scale rate was amended several times during 2001 and 2002, reaching a maximum rate of 20.0%. In 2004, the sliding scale rate was again modified and the maximum tax rate was returned to its pre-2001 level of 6.0%.

     Since 1997, the government has been prohibited from borrowing from Banco Central. The government has financed its deficits by issuing Treasury securities in the domestic and international markets. Despite the uncertainties in the international capital markets since the last quarter of 1997, which were exacerbated by Russia’s default on certain of its debts, the government continued to access both markets. In February 1998, the government placed the first fixed-rate Treasury bond in the domestic market since the 1970’s and has thereafter been able to access the domestic markets periodically on competitive terms and rates.

     The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	2000			2001			2002			2003			2004(2)
Monetary liabilities(3)	US$	91	0.5%	US$	(26)	(0.1)%	US$	37	0.9%	US$	81	0.7%	US$	(31)	(0.2)%
Treasury securities		727	3.6		1,023	5.5		(361)	(4.1)		1,188	10.5		(263)	(1.9)
of which Brady Bonds		(46)	(0.2)		(165)	(0.9)		(31)	(0.2)		(262)	(2.4)		(13)	(0.1)
Loans(4)		122	0.6		101	0.6		1,397	14.4		304	2.8		99	0.7
Net deposits(5)		114	0.6		285	1.6		(1,638)	(5.9)		62	0.7		876	6.7
Net International Reserves		(168)	(0.8)		(353)	(2.0)		2,555	15.2		(890)	(8.0)		(400)	(3.1)
Others(6)		(14)	(0.1)		(74)	(0.4)		(1,443)	(15.7)		(132)	(1.1)		(20)	(0.2)

Net Borrowing Requirements	US$	824	4.1%	US$	790	4.3%	US$	515	4.6%	US$	351	3.2%	US$	249	1.9%

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net borrowings by the Public Sector; positive numbers represent net repayments by the Public Sector. The overall balance is equivalent to the Net Borrowing Requirements of the Public Sector.

(2)	Data for the 12-month period ending October 2004.

(3)	Monetary Liabilities include Monetary Base, call and reserve deposits in pesos and Treasury bills in pesos.

(4)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.

(5)	“Net deposits” means deposit net of credits.

(6)	“Others” in 2002 includes financial assistance to the banking system as well as net assets related to the FESB.

Source: Banco Central.

2005 — 2010 Budget

     The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval. According to applicable law, the Vázquez administration is required to submit a budget for the 2005-2010 period to Congress before August 31, 2005. Once approved by Congress, the general budget limits the government’s ability to spend each year during the period. The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

     The following table shows the government’s main macroeconomic assumptions for 2005. See “Forward-Looking Statements.”

Main Macroeconomic Assumptions for 2005

Gross Domestic Product:
GDP (in millions of US$, at nominal prices)	US$	16,300
Real GDP growth (percent)		6.0%
Inflation:
Domestic inflation (CPI) December 2005/December 2004		6.5%
Average 2005/Average 2004		5.2%
Devaluation:
December 2005/December 2004		(4.0)%
Interest Rate:
Libor (three months)		3.63%

Source: Ministry of Finance.

     The government is targeting a primary consolidated public sector surplus of 3.5% of GDP for 2005, compared to 3.9% of GDP in 2004, and a consolidated public sector deficit of approximately 1.5% of GDP for 2005, compared to 2.0% of GDP in 2004. Interest payments are expected to decline in 2005.

     The government estimates that in 2005 tax revenue will increase in real terms compared to 2004, primarily due to increases in the collection of value added and excise taxes. Total government revenue, however, is expected to increase only slightly in real terms due to a decrease in government non-tax revenue.

     In 2005, non-interest real government expenditures, including US$70 million (0.42% of GDP in 2005) earmarked for the government’s extraordinary social expenditure, known as the Plan de Emergencia, are expected to increase. Nominal public sector wages are expected to keep pace with inflation in 2005, while social security outlays, which typically follow trends in nominal wages, are expected to fall as a percentage of GDP.

     Public sector enterprises are expected to continue to contribute to the government’s overall surplus. Public utility prices will be adjusted in line with operating costs and, in particular, it is expected that domestic fuel prices will be adjusted in a timely manner to reflect changes in global oil prices.

     The following table sets forth the principal public sector goals and targets for 2005.

Principal Public Sector Goals and Targets for 2005

Overall public sector deficit.	1.5% of GDP
Combined public sector primary surplus.	3.5% of GDP
Primary government expenditures(1)	17.6% of GDP
Gross non-financial public sector debt.	US$11.4 billion
Change in gross international reserve assets of Banco Central relative to December 2004	US$100 million

(1)	Defined as total expenditures by the central government, excluding outlays on interest and freely disposable outlays.

Source: Ministry of Economy and Finance.

     The figures set forth above represent Uruguay’s forecast with respect to the Uruguayan economy during 2005. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Social Security

     Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which each year has absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit. During the period from December 31, 2003 to December 31, 2004, social security transfers, as a percentage of GDP, decreased from 8.8% to 7.9%.

     In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the capitalization regime mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

     Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation and thereafter they have been permitted to decrease these holdings by 5% to 10% per year up to a lower limit of 30%. Currently, pension fund administrators must invest 40% of their holding in Uruguayan government bonds.

     A system which permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

     The number of Uruguayans over the age of 65 has been increasing during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

Uruguayans Above Retirement Age

	1975	1985	2000	2010	2025	2050
65-79 years	226,034	268,154	328,312	329,377	407,705	628,984
80 years and above	46,782	60,736	86,375	106,697	152,758	301,917

Total	272,816	328,890	414,687	436,074	560,463	930,901

Source: National Statistics Institute.

     The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010—2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 have contributed to easing the pressure on the social security system at the present time.

PUBLIC SECTOR DEBT

Domestic Debt

     Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities). The government is authorized to issue a debt instrument named “bonos previsionales” for an amount not to exceed 80% of the transfers received by the pension fund administrators, with maturities of up to 20 years. The bonos previsionales can be denominated in pesos as well as foreign currencies, and can also be indexed based on the rate of adjustment of nominal wages. The bonos previsionales are intended to help the government close the gap generated by the reduction in the collection of social security contributions which are currently being transferred to pension fund administrators.

     In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to the unfavorable conditions of the market. In the same month Banco Central began auctioning Treasury bills denominated in pesos both to finance the budget and to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy—Banco Central—Monetary and Exchange Rate Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced issuing 1 1/2-year Treasury bills denominated in U.S. dollars.

Gross Public Domestic Debt
(in millions of US$ at period end)

	2000		2001		2002		2003		2004(1)
Treasury bills(2)	US$	395	US$	376	US$	357	US$	691	US$	513

Treasury bonds(3)		1,196		2,115		1,991		1,737		1,885
Other liabilities(4)		1,449		1,753		739		178		727

Total	US$	3,040	US$	4,244	US$	3,087	US$	2,606	US$	3,125

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Brady bonds.

Source: Banco Central.

The following table sets forth information regarding amortization of Uruguay’s gross public domestic debt.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Amortizations
	Outstanding
	as of																2012 to
	December 31,																Final
	2004(1)		2005		2006		2007		2008		2009		2010		2011		Maturity
Treasury bills(2)		513		418		96		0		0		0		0		0		0
Treasury bonds(3)		1,885		39		186		76		57		47		107		107		1,266
Other liabilities(4)		727		125		182		143		104		200		6		4		(36)

Total	US$	3,125	US$	581	US$	463	US$	220	US$	161	US$	246	US$	113	US$	110	US$	1,230

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Brady bonds.

Source: Banco Central.

     The following table sets forth the Uruguayan Treasury securities in circulation as of the dates indicated.

		Foreign Currency		Pesos
As of December 31,		Treasury bonds	Treasury bills(1)	Treasury bonds	Treasury bills(1)
	Total

2000	4,639	3,800	786	0	53
2001	5,504	4,937	515	0	52
2002	5,680	5,101	287	178	113
2003	6,485	5,191	488	486	321
2004	6,689	4,988	570	1,054	76

(1)	Nominal value.

Source: Banco Central.

External Debt

     Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated or payable in foreign currencies. As of December 2003, gross public sector external debt totaled US$9.6 billion (or 85.5% of GDP) and, as of December 2004, gross public sector external debt totaled US$10.2 billion (or 77.3% of GDP). The interest expense on Uruguay’s external debt in 2004 represented 3.4% of GDP.

     As of December 31, 2004, Uruguay’s external debt was composed of direct loans in the amount of approximately US$4.6 billion, Treasury bonds (including Eurobonds and U.S. SEC-registered (Yankee) bonds) in an outstanding aggregate amount of approximately US$3.9 billion, Treasury bills in an outstanding aggregate amount of approximately US$39 million, guaranteed debt in the amount of approximately US$1.5 billion and other external debt in the amount of approximately US$205 million. Uruguay’s guaranteed debt consists primarily of US$825 million owed to the IMF, Brady debt and other debt of public entities and municipal governments. For more information, see “The Economy—Role of the State in the Economy; Privatizations—Role of the State in the Economy.”

Total Gross Public External Debt
(in millions of US$, except percentages)

	As of December 31,
	2000		2001		2002		2003		2004(1)
Public sector:
Financial public sector (BCU)	US$	791	US$	621	US$	562	US$	770	US$	1,034
Non-financial public sector		5,301		5,208		7,737		8,787		9,176
Of which:
Treasury notes and bonds		2,849		2,720		2,954		3,541		3,980
Total		6,092		5,829		8,299		9,558		10,210

Total gross public external debt/GDP		30%		31%		68%		86%		77%
Total public external debt/exports		1.66		1.79		3.08		3.13		2.54

(1)	Preliminary data

Source: Banco Central.

     The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	As of December 31,
	2000		2001		2002			2003			2004(1)
Total gross public external debt	US$	6,092	US$	5,829	US$	8,299		US$	9,558		US$	10,210
Less external assets:
Non-financial public sector		95		85		632			413			186
Banco Central		3,000		3,362		1,059			2,344			2,845
Of which:
Banco Central international reserve assets(2)		2,742		3,099		778	(3)		2,088	(3)		2,514
Other assets		258		263		282			256			332

Total public external debt, net of assets	US$	2,997	US$	2,381	US$	6,608		US$	6,800		US$	7,178

(1)	Preliminary data.

(2)	Gold valued for each period at London market prices at end of period.

(3)	Data for 2002 and 2003 does not include US$507.5 million and US$224.1 million held in the FESB as of December 31, 2002 and 2003.

Source: Banco Central.

     Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Commercial bank creditors, holders of Brady bonds and multilateral organizations accounted for 45.5% of public external debt at December 31, 2000, 46.7% as of December 31, 2001, 60.3% at December 31, 2002, 58.9% at December 31, 2003 and 57.8% at December 31, 2004. The IADB and the IMF were Uruguay’s main multilateral creditors at December 31, 2004, accounting for 38.0% and 46.8%, respectively, of the debt owed to multilateral institutions.

     On March 25, 2002, Uruguay and the IMF entered into a stand-by facility for an amount of up to SDR594 million (approximately US$743 million) for a 24-month period. The facility was augmented by SDR1,158 million (approximately US$1.5 billion) on June 25, 2002, and by SDR376 million (approximately US$521 million) on August 8, 2002. On March 17, 2003 the IMF approved an extension of the facility for an additional one-year period, through March 2005 and, in August 2004, upon the request of Uruguay and in light of the improvement in its economic outlook the remaining access under the stand-by facility was reduced by SDR139.8 (approximately US$204 million). In connection with these extensions of credit, the IMF waived non-observance and applicability of certain performance criteria set forth in the stand-by facility. The final disbursement under the stand-by facility was made available to Uruguay on February 23, 2005. Between March 2002 and February 2005, Uruguay received total net disbursements under the stand-by facility equal to US$2.4 billion.

     Between March 2002 and December 2004, Uruguay received disbursements for a total of approximately US$3.8 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of US$744 million.

     Uruguay initiated negotiations with the IMF with respect to a new program in March 2005. If an agreement is reached, Uruguay anticipates receiving disbursements from the IMF, which will reduce its net payments to the institution during the program. No assurance can be given that an agreement will be reached with the IMF on a new program or, if reached, what new disbursements, if any, the IMF will agree to make to Uruguay and, if so, subject to what conditions.

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	As of December 31,
	2000		2001		2002		2003		2004(1)
Multilateral Organizations:

IBRD (World Bank)	US$	546	US$	566	US$	718	US$	738	US$	803
IADB		1,405		1,461		1,949		2,221		2,170
IMF		149		143		1,786		2,407		2,675
Other		8		47		41		52		65

Total Multilateral Organizations		2,108		2,218		4,494		5,419		5,714

Bilateral creditors		403		307		257		204		162
Commercial banks(2)		661		505		511		214		192
Other non-resident institutions		2,848		2,721		2,955		3,567		3,980
Of which holdings of:
Treasury bills		309		81		6		37		39
Treasury bonds		2,540		2,639		2,948		3,504		3,941
Suppliers		73		77		82		153		162

Total	US$	6,092	US$	5,829	US$	8,299	US$	9,558	US$	10,210

(1)	Preliminary data.

(2)	Includes Brady bonds.

Source: Banco Central.

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding								2012 to
	as of Dec. 31,								Final
	2004(1)	2005	2006	2007	2008	2009	2010	2011	Maturity
Central Government
Multilateral organizations	4,691	784	1,528	574	305	181	170	168	980
Bilateral creditors	96	8	6	6	6	6	7	7	48
Commercial banks	8	0	0	0	0	0	0	0	5
Treasury bills	39	32	7	0	0	0	0	0	0
Treasury bonds	3,940	198	354	47	129	98	152	752	2,211
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	9	1	1	1	1	1	1	1	3

Total	8,783	1,024	1,896	629	442	287	329	928	3,248

Banco Central
Multilateral organizations	890	21	500	264	99	2	2	2	1
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	143	13	10	3	0	0	0	0	117
Central bank bills	0	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0

Total	1,034	35	510	267	99	2	2	2	118

Non-Financial Public Enterprises
Multilateral organizations	133	23	21	15	8	8	8	8	43
Bilateral creditors	65	25	4	4	4	4	4	4	16
Commercial banks	41	19	9	5	0	0	0	0	6
Treasury bills Treasury bonds
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	153	99	17	3	4	5	9	11	5

Total	392	166	51	28	17	17	21	23	69

TOTAL	10,210	1,225	2,457	923	558	306	353	953	3,434

(1)	Preliminary data.

(2)	Includes Brady bonds.

Source: Banco Central.

Total Public Debt

     The following table sets forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2004.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

			Amount raised
Title(1)	Annual interest rate (%)	Date of Final Maturity	(millions of US$)

Treasury Bonds — Serie 44	Libor + 1.5% US$	April 2006	60
Treasury Bonds — Serie 45	Libor + 1.5% US$	June 2006	60
Treasury Bonds — Serie 46	Libor + 1.5% US$	August 2006	164
Treasury Bonds — Serie 47	Libor + 1.5% US$	December 2006	70
Treasury Bonds — Serie 48	Libor + 1.0% US$	May 2009	50
Treasury Bonds — Serie 49	Libor + 1.0% US$	June 2012	60
Treasury Bonds — Serie 50	Libor + 1.0% US$	August 2012	40
Treasury Bonds — Serie 51	Libor + 1.0% US$	September 2012	50
Treasury Bonds — Serie 52	Libor + 1.0% US$	February 2010	90
Treasury Bonds — Serie 53	Libor + 1.75% US$	March 2011	11
Treasury Bonds — Serie 54	Libor + 2.0% US$	May 2013	105

Treasury Bonds — Serie 29 TF	7.5% US$	December 2005	25
Treasury Bonds — Serie 30 TF	7.5% US$	March 2011	299
Treasury Bonds — Serie 31 TF	9.75% US$	February 2012	40

Provisional Bond 2007	7.625% US$	March 2007	116
Provisional Bond 2010	8.0% US$	February 2010	50

Provisional Bond 2008	2.625% UR	June 2008	5
UI Bond	7.0% UI	June 2012	416
Zero-coupon bond	8.25% US$	Various 2014 — 2020	2

Bono 2006 Fixed Rate	5.25%	September 2006	81
Bono 2010 Fixed Rate	7.50%	December 2010	24
Bono 2012 Fixed Rate	7.625%	March 2012	96
Bono 2018 Fixed Rate	8.00%	February 2018	41
Bono 2019 Fixed Rate	7.50%	March 2019	280
Bono 2020 Fixed Rate	9.75%	February 2020	22
Bono 2011 Fixed Rate	4.00%	November 2011	21
Bono 2008 Floating Rate	Libor + 1.75	December 2008	41
Bono 2009 Floating Rate	Libor + 1.5	November 2009	20
Bono 2010 Floating Rate	Libor + 1.5	September 2010	32
Bono 2011 Floating Rate	Libor + 1.5	August 2011	26
Bono 2017 Floating Rate	Libor + 1	June 2017	14
Bono 2018 Floating Rate	Libor + 2	March 2018	3
Bono 2010 Incremental Rate	Starting from 4% + 0.5% p.a. until reaching 7% in 2009	June 2010	176
Bono 2013 Incremental Rate	Starting from 4% + 0.5% p.a. until reaching 7% in 2009	May 2013	274
Bono 2018 Incremental Rate	Starting from 4% + 0.5% p.a. until reaching 7% in 2009	April 2018	206

(1)	Valued at December 31, 2004.

Source: Banco Central.

Public External Bonds Issued Outside Uruguay
(in millions of US$)

			Amount raised
Title(1)	Annual interest rate (%)	Date of final maturity	(millions of US$)

Eurobonds — Series D	8.375% US$	September 2006	100
Global Bond 2008	7.00% US$	April 2008	250
Global Bond 2009	7.25% US$	May 2009	250
Global Bond 2010	8.75% US$	June 2010	300
Global Bond 2027	7.875% US$	July 2027	510
Global Bond 2012	7.625% US$	January 2012	410
Global Bond 2009	7.875% US$	March 2009	250
Convertible Notes	Libor 3m + 5.59%	April 2007	150

Bonds YENS due 2006	2.2% YENS	March 2006	273

Eurobonds — Euros 2000 1a	7.0% EUROS	September 2005	280
Eurobonds — Euros 2001 1a	7.0% EUROS	June 2011	200

Bond Chile 1a	7.0% UF Chile	May 2007	142
Bond Chile 2a	6.375% UF Chile	March 2011	150

7.875% Bonds due 2008 (USD)	7.875%	November 2008	83
7.00% Bonds due 2013 (USD)	7.00%	April 2013	64
7.875% Bonds due 2014 (USD)	7.875%	March 2014	20
7.25% Bonds due 2014 (USD)	7.25%	May 2014	30
8.75% Bonds due 2015 (USD)	8.75%	June 2015	51
7.625% Bonds due 2017 (USD)	7.625%	January 2017	34
8.375% Bonds due 2011 (USD)	8.375%	September 2011	61

7.875% PIK Bonds due 2033 (USD)	Max 7.875%; initially 3.875% increasing 1% p.a. 2007	January 2033	1073
7.50% Bonds due 2015 (USD)	7.50%	March 2015	991
7.25% Bonds due 2011 (USD)	7.25%	February 2011	481
Floating Rate Notes due 2010 (USD)	Libor + 0.875%	January 2010	5
Floating Rate Notes due 2009 (USD)	Libor + 1.0%	July 2009	1

Bonds YENS(3) due 2011	2.50%	March 2011	225

7.00% Notes due 2012 (EUR)	7.00%	September 2012	128
7.00% Notes due 2019 (EUR)	7.00%	June 2019	160

6.375% (UF) Notes due 2016 (CLP)	6.375%	March 2016	3

International UI Bond	10.50%	October 2006	339
Devaluation Protected Notes	Higher of 17.75% or semi-annual devaluation rate of the peso	February 2006	278

(1)	Valued at December 31, 2004.

Source: Banco Central.

     The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	2000		2001		2002		2003		2004(2)
Interest payments	US$	395	US$	355	US$	374	US$	438	US$	448
Amortization		372		675		549		959		821

Total	US$	767	US$	1,030	US$	922	US$	1,397	US$	1,269

Total debt service/exports of goods and services		21.0%		31.6%		34.2%		45. 8%		31.6%

(1)	Excludes interest on non-resident banking deposits.

(2)	Preliminary data.

Source: Banco Central.

     The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)

	As of December 31,
	2000		2001		2002		2003		2004(1)
Gross public external debt	US$	6,092	US$	5,829	US$	8,299	US$	9,558	US$	10,210
Gross public domestic debt(2)		3,040		4,244		3,087		2,606		3,125
Banco Central		1,362		1,629		654		576		936
Non-financial public sector		1,678		2,614		2,433		2,029		2,189

Total gross public debt	US$	9,132	US$	10,072	US$	11,386	US$	12,163	US$	13,335

(1)	Preliminary data.

(2)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.

Source: Banco Central.

     The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding
	as of																2012 to
	December 31,																Final
	2004(1)		2005		2006		2007		2008		2009		2010		2011		Maturity

Gross public external debt	US$	10,210	US$	1,225	US$	2,457	US$	923	US$	558	US$	306	US$	353	US$	953	US$	3,434
Gross public domestic debt		3,125		581		463		220		161		246		113		110		1,230

Total	US$	13,335	US$	1,806	US$	2,920	US$	1,143	US$	719	US$	553	US$	465	US$	1,064	US$	4,664

(1)	Preliminary date.

Source: Banco Central.

     The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of September 30,
	2004		%
Uruguayan Pesos		445	4.4%
U.S. dollars		6,282	61.5%
Japanese yen		258	2.5%
Euros		461	4.5%
SDRs		2,683	26.3%
Other		81	0.8%

Total	US$	10,210	100.0%

Source:	Banco Central.

Debt Service and Debt Restructuring

     Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis which started in 1982 resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

     In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

     A debt-to-equity swap program, established in 1987, provides a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

     In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicolas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

     Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

•	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

     Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89 million. The Bonds due 2006 had a seven-year grace period as to the amortization of principal and accrued interest at six-month LIBOR plus 1.0%.

     After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85,000,000 of its 30-year collateralized par Bonds due 2021 for US$85,000,000 of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of the Central Bank’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

     On April 10, 2003, the Republic launched an offer inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated and foreign law governed bonds with aggregate principal amount of US$3.5 billion (the “Old Bonds”) to tender their Old Bonds in exchange for newly issued bonds (the “International Offer”). The International Offer expired on May 22, 2003.

     The International Offer was made concurrently with (i) a similar invitation to holders of foreign currency-denominated bonds of the Republic having an initial maturity of more than 12 months and governed by Uruguayan law with aggregate principal amount of approximately US$1.5 billion (the “Domestic Offer”); and (ii) the calling of a meeting of holders of the Republic’s ¥30,000,000,000 2.20% Bonds due 2006 (the “Samurai Bonds”) to consider amendments to the terms and conditions of the Samurai Bonds (the “Samurai Solicitation,” and together with the Domestic Offer, the “Concurrent Offers”).

     The International Offer and the Concurrent Offers were designed to adjust Uruguay’s debt profile and make it sustainable.

     Set forth below is a summary of the results of the International Offer and the Concurrent Offers, and details of the new series of bonds issued by Uruguay pursuant to the International Offer and Japanese Amended Samurai Bond Exchange as of June 30, 2003.

Overall Results of the International Offer and the Concurrent Offers

Overall Participation

Domestic Offer	98.7%
International Offer	89.6%
Samurai Sollicitation	100%*

Total	92.8%

*	After approval by the required percentage of Samurai bondholders at the bondholders’ meeting held in Tokyo on May 15, 2003, the amendments became effective with respect to 100% of the Samurai Bonds.

Amounts of New Bonds Issued Pursuant to the International Offer
and Japanese Amended Samurai Bond Exchange
as of June 30, 2003

Aggregate Principal
New Bonds Issued	ISIN	Amount Issued

Benchmark Bonds
7.25% Bonds due 2011 (USD)	US917288AY81	US$500,000,000*
7.50% Bonds due 2015 (USD)	US917288AZ56	US$1,059,435,126**
7.875% PIK Bonds due 2033 (USD)	US917288BA96	US$1,055,579,094

Maturity Extension Bonds
7.875% Bonds due 2008 (USD)	US917288AL60	US$83,641,325
Floating Rate Notes due 2009 (USD)	US917288AM44	US$1,448,051
Floating Rate Notes due 2010 (USD)	US917288AN27	US$5,399,146
Floating Rate Notes due 2010 (GBP)	XS0167136190	—
8.375% Bonds due 2011 (USD)	US917288AP74	US$60,752,000
Convertible Floating Rate Notes due 2012 (USD)	US917288AQ57	—
7.00% (UF) Notes due 2012 (CLP)	US917288AR31	—
7.00% Notes due 2012 (EUR)	XS0167136786	€93,801,000
7.00% Bonds due 2013 (USD)	US917288AS14	US$64,194,000
7.875% Bonds due 2014 (USD)	US917288AT96	US$20,048,800
7.25% Bonds due 2014 (USD)	US917288AU69	US$31,467,200
8.75% Bonds due 2015 (USD)	US917288AV43	US$50,639,260
6.375% (UF) Notes due 2016 (CLP)	US917288AW26	CLP$1,470,000,000
7.625% Bonds due 2017 (USD)	US917288AX09	US$41,147,100
7.00% Notes due 2019 (EUR)	XS0167137834	€117,661,000

*	Includes US$53,104,797 issued on June 25, 2003.

**	Includes US$50,879,939 issued on June 12, 2003 in a private exchange for ¥6,330,000,000 principal amount of amended Samurai Bonds.

Debt Record

     Uruguay has regularly met all principal and interest obligations on its external debt for over 30 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(millions of US$)

	Amount				Gross Public
	Outstanding	Of which:			Debt
	as of Dec. 31,	Internal Debt	Internal Debt	External Debt	as of Dec. 31,
	2004	(with residents)	(with public sector)	(with non-residents)	2004

Direct Debt of Central Government	11,275	2,398	271	8,606	11,004

Direct Loans	4,627	0	0	4,627	4,627
Treasury Bonds and Eurobonds	6,042	1,885	217	3,940	5,825
Treasury Bills	607	513	55	39	552

Other public debt	2,337	727	7	1,604	2,331

Guaranteed Debt	1,460	62	0	1,398	1,460
Central Bank bills	550	543	7	0	543
Other External Debt	205	0	0	205	205
Other Domestic Debt	122	122	0	0	122

Total	13,613	3,125	278	10,210	13,335

Totals may differ due to rounding.

Source:	Banco Central

Table 2: Direct Loans
(in millions of US$)

						Of Which:
				Amount
				Outstanding		External Debt
	Interest	Issue	Final	as of	Internal Debt	(with non-
Lender	Rate	Date	Maturity	Dec. 31, 2004	(with residents)	residents)

The World Bank	6.20	04/15/03	10/15/07	26.0	0.0	26.0
The World Bank	2.75	04/15/03	10/15/18	51.5	0.0	51.5
Inter-American Development Bank	4.99	12/20/02	12/15/27	3.6	0.0	3.6
Inter-American Development Bank	2.54	11/21/03	11/21/23	80.0	0.0	80.0
FONPLATA	4.70	04/24/03	04/24/08	5.0	0.0	5.0
Banque Francaise du Commerce Exterieur-P	2.00	08/28/89	12/31/22	2.8	0.0	2.8
Banque Francaise du Commerce Exterieur-P	2.00	08/28/89	06/30/22	0.5	0.0	0.5
Banque Francaise du Commerce Exterieur-P	2.00	08/28/89	06/30/21	0.2	0.0	0.2
CREDI MAT II	4.50	11/23/93	12/30/13	1.3	0.0	1.3
Credit National-Paris	2.00	08/28/89	12/31/21	0.7	0.0	0.7
Credit National-Paris	2.00	08/28/89	12/31/21	1.0	0.0	1.0
Credit National-Paris	2.00	08/28/89	09/30/20	1.6	0.0	1.6
Credit National-Paris	2.00	08/28/89	09/30/22	0.7	0.0	0.7
Credit National-Paris	2.00	12/05/84	12/31/15	1.0	0.0	1.0
Credit National-Paris	2.00	12/05/84	12/31/15	6.9	0.0	6.9
Eximbank	3.04	12/26/97	12/26/12	19.2	0.0	19.2
F.I.D.A.	5.83	07/04/01	01/01/19	2.7	0.0	2.7
FONPLATA	6.00	06/29/93	06/29/10	0.0	0.0	0.0
FONPLATA	7.00	06/29/93	09/13/13	11.3	0.0	11.3
FONPLATA	7.88	12/19/96	12/31/08	10.5	0.0	10.5
Instituto de Crédito Oficial-Madrid	1.25	10/02/92	10/26/22	8.8	0.0	8.8
Instituto de Crédito Oficial-Madrid	1.25	05/12/93	05/15/23	30.2	0.0	30.2
Instituto de Crédito Oficial-Madrid	1.25	07/01/94	07/12/24	12.2	0.0	12.2
Instituto de Crédito Oficial-Madrid	1.25	07/01/94	08/01/24	6.9	0.0	6.9
Instituto de Crédito Oficial-Madrid	1.25	07/01/94	08/03/24	2.4	0.0	2.4
Instituto de Crédito Oficial-Madrid	1.25	03/23/93	04/20/23	2.7	0.0	2.7
Instituto de Crédito Oficial-Madrid	2.00	04/07/89	02/12/10	0.8	0.0	0.8
Inter-American Development Agency	3.00	12/31/92	12/31/05	1.9	0.0	1.9
Inter-American Development Bank	4.99	12/21/01	12/21/26	27.2	0.0	27.2
Inter-American Development Bank	2.00	05/17/74	05/17/09	2.4	0.0	2.4
Inter-American Development Bank	2.00	07/26/84	07/26/14	3.1	0.0	3.1
Inter-American Development Bank	2.00	07/24/84	07/24/14	3.4	0.0	3.4
Inter-American Development Bank	4.99	07/30/99	07/30/24	18.2	0.0	18.2
Inter-American Development Bank	4.00	12/10/80	12/15/08	0.0	0.0	0.0
Inter-American Development Bank	2.00	04/25/74	04/24/10	0.0	0.0	0.0
Inter-American Development Bank	4.62	11/30/92	11/30/12	38.4	0.0	38.4
Inter-American Development Bank	4.62	12/23/91	07/29/16	5.1	0.0	5.1
Inter-American Development Bank	4.62	09/03/92	09/03/12	0.2	0.0	0.2
Inter-American Development Bank	4.62	11/30/92	11/30/12	0.7	0.0	0.7
Inter-American Development Bank	4.62	06/15/94	07/13/15	0.6	0.0	0.6
Inter-American Development Bank	4.99	04/04/97	04/07/17	87.5	0.0	87.5
Inter-American Development Bank	4.62	03/17/87	02/24/08	5.6	0.0	5.6
Inter-American Development Bank	4.62	12/21/92	12/21/17	21.8	0.0	21.8
Inter-American Development Bank	2.00	04/25/74	04/30/09	0.0	0.0	0.0
Inter-American Development Bank	4.62	12/21/92	12/21/17	12.8	0.0	12.8
Inter-American Development Bank	4.99	03/14/98	03/14/18	13.7	0.0	13.7
Inter-American Development Bank	4.99	07/07/95	07/07/15	1.0	0.0	1.0
Inter-American Development Bank	7.10	12/21/98	12/21/18	11.9	0.0	11.9
Inter-American Development Bank	7.10	12/09/98	12/09/18	135.4	0.0	135.4
Inter-American Development Bank	4.62	02/19/88	08/19/08	9.9	0.0	9.9
Inter-American Development Bank	4.62	08/12/91	08/12/11	70.0	0.0	70.0
Inter-American Development Bank	4.62	12/29/90	07/06/16	15.7	0.0	15.7
Inter-American Development Bank	4.62	11/30/92	12/16/12	2.3	0.0	2.3
Inter-American Development Bank	4.62	03/23/87	09/24/07	2.3	0.0	2.3
Inter-American Development Bank	2.00	03/29/84	03/29/14	5.2	0.0	5.2
Inter-American Development Bank	4.62	10/31/88	10/31/08	3.3	0.0	3.3
Inter-American Development Bank	4.62	07/26/84	01/06/05	0.0	0.0	0.0
Inter-American Development Bank	4.62	12/27/93	12/27/18	22.2	0.0	22.2
Inter-American Development Bank	4.62	08/12/91	08/12/11	0.7	0.0	0.7
Inter-American Development Bank	8.25	12/10/80	12/15/08	0.0	0.0	0.0
Inter-American Development Bank	2.00	07/26/84	07/26/14	0.0	0.0	0.0
Inter-American Development Bank	4.62	04/08/94	04/08/19	21.8	0.0	21.8

						Of Which:
				Amount
				Outstanding		External Debt
	Interest	Issue	Final	as of	Internal Debt	(with non-
Lender	Rate	Date	Maturity	Dec. 31, 2004	(with residents)	residents)

Inter-American Development Bank	4.99	04/07/97	04/07/22	51.7	0.0	51.7
Inter-American Development Bank	2.00	10/31/88	04/08/19	1.3	0.0	1.3
Inter-American Development Bank	6.97	11/28/97	11/28/17	23.5	0.0	23.5
Inter-American Development Bank	4.99	08/02/97	08/02/17	111.0	0.0	111.0
Inter-American Development Bank	4.99	04/07/97	04/07/17	8.3	0.0	8.3
Inter-American Development Bank	4.62	03/19/96	03/19/16	115.0	0.0	115.0
Inter-American Development Bank	2.00	05/17/74	05/17/09	0.2	0.0	0.2
Inter-American Development Bank	4.62	12/23/91	01/29/17	20.4	0.0	20.4
Inter-American Development Bank	4.99	03/18/96	03/18/16	31.4	0.0	31.4
Inter-American Development Bank	4.62	01/29/92	07/29/16	4.9	0.0	4.9
Inter-American Development Bank	4.62	12/23/91	02/24/16	17.4	0.0	17.4
Inter-American Development Bank	4.99	03/18/96	03/18/21	36.7	0.0	36.7
Inter-American Development Bank	4.99	12/15/00	12/15/25	1.9	0.0	1.9
Inter-American Development Bank	4.99	09/28/01	09/28/21	150.0	0.0	150.0
Inter-American Development Bank	4.99	09/28/01	09/28/21	2.6	0.0	2.6
Inter-American Development Bank	6.97	07/30/01	07/30/21	6.0	0.0	6.0
Inter-American Development Bank	4.99	11/08/01	11/08/21	75.0	0.0	75.0
Inter-American Development Bank	4.99	03/17/01	03/17/21	4.1	0.0	4.1
KREDITANSTAL	2.00	11/23/93	12/30/23	6.2	0.0	6.2
PARIBAS- PARIS	2.00	08/28/89	03/31/23	0.8	0.0	0.8
THE OECF TOKIO	4.00	10/09/89	11/20/14	0.8	0.0	0.8
THE OECF TOKIO	3.25	10/09/89	10/20/14	0.0	0.0	0.0
The World Bank	1.68	03/08/00	12/15/14	80.9	0.0	80.9
The World Bank	1.68	10/06/98	10/06/13	22.7	0.0	22.7
The World Bank	1.68	10/06/98	10/15/13	58.0	0.0	58.0
The World Bank	5.11	01/15/94	01/15/09	25.6	0.0	25.6
The World Bank	5.83	07/01/97	04/15/12	35.7	0.0	35.7
The World Bank	1.68	02/26/98	12/15/12	74.2	0.0	74.2
The World Bank	8.59	06/25/92	07/15/06	13.0	0.0	13.0
The World Bank	8.59	07/19/89	08/01/04	0.0	0.0	0.0
The World Bank	5.11	04/02/95	04/30/10	6.2	0.0	6.2
The World Bank	5.11	09/16/94	09/30/09	16.2	0.0	16.2
The World Bank	5.11	04/14/88	05/15/05	0.7	0.0	0.7
The World Bank	1.68	08/22/01	08/15/16	1.3	0.0	1.3
The World Bank	5.83	08/08/01	03/15/16	15.7	0.0	15.7
I.M.F.	2.05	02/20/04	02/22/08	99.6	0.0	99.6
I.M.F.	4.33	03/25/02	07/03/06	166.0	0.0	166.0
I.M.F.	7.64	06/28/02	10/03/06	0.0	0.0	0.0
I.M.F.	4.33	05/31/00	03/31/06	203.2	0.0	203.2
Inter-American Development Bank	5.92	08/07/02	09/15/07	500.0	0.0	500.0
I.M.F.	4.33	06/28/02	10/03/06	348.6	0.0	348.6
I.M.F.	4.32	07/31/02	08/01/06	813.3	0.0	813.3
Inter-American Development Bank	1.24	06/18/02	08/15/22	106.3	0.0	106.3
Bank of China	5.00	11/07/88	12/31/13	3.6	0.0	3.6
Inter-American Development Bank	4.99	12/15/03	12/15/28	2.0	0.0	2.0
The World Bank	2.76	08/08/02	10/15/17	151.5	0.0	151.5
The World Bank	6.21	08/08/02	04/15/07	151.5	0.0	151.5
The World Bank	1.68	06/17/02	04/15/17	9.8	0.0	9.8
I.M.F.	3.31	12/01/04	12/01/08	216.4	0.0	216.4

Total Direct Debt				4,626.5	0.0	4,626.4

Source:	Banco Central

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
				Amount			External
				Outstanding	Internal	Internal	Debt (with
Treasury Bonds and Eurobonds	Interest	Issue	Final	as of Dec. 31,	Debt (with	Debt (with	non-
Series	Rate	Date	Maturity	2004	residents)	public sector)	residents)

30a. FIJA	7.50%	03/23/01	03/23/11	0.7	0.0	0.0	0.7
31a. FIJA	9.75%	02/28/02	02/28/12	0.0	0.0	0.0	0.0
28a. var	Libor + 1.75%	09/10/92	09/10/02	0.1	0.0	0.0	0.1
29a. var	Libor + 1.75%	12/15/92	12/15/02	0.1	0.0	0.0	0.1
30a. var	Libor + 1.75%	03/15/93	03/15/03	0.1	0.0	0.0	0.1
31a.var	Libor + 1.75%	03/15/93	03/15/03	0.0	0.0	0.0	0.0
32a. var	Libor + 1.75%	06/15/93	06/15/93	0.0	0.0	0.0	0.0
33a. var	Libor + 1.75%	09/22/93	09/22/03	0.1	0.0	0.0	0.1
34a. var	Libor + 1.75%	12/27/93	12/27/03	0.0	0.0	0.0	0.0
36a. var	Libor + 1.5%	06/27/94	06/27/04	0.1	0.0	0.0	0.1
37a. var	Libor + 1.5%	09/27/94	09/27/04	0.0	0.0	0.0	0.0
38a. var	Libor + 1.5%	11/07/94	11/07/04	0.0	0.0	0.0	0.0
39a. var	Libor + 1.5%	12/20/94	12/20/04	0.0	0.0	0.0	0.0
40a. var	Libor + 1.5%	03/28/95	03/27/05	0.2	0.0	0.0	0.2
41a. var	Libor + 1.5%	06/24/95	06/23/05	1.0	0.0	0.0	1.0
42a. var	Libor + 1.5%	09/30/95	09/29/05	0.1	0.0	0.0	0.1
43a. var	Libor + 1.5%	12/23/95	12/22/05	0.2	0.0	0.0	0.2
44a. var	Libor + 1.5%	04/08/96	04/08/06	0.1	0.0	0.0	0.1
45a. var	Libor + 1.5%	06/12/96	06/12/06	0.3	0.2	0.0	0.1
46a. var	Libor + 1.5%	08/20/96	08/20/06	0.7	0.0	0.0	0.7
47a. var	Libor + 1.5%	12/02/96	12/02/06	0.1	0.0	0.0	0.1
48a. var	Libor + 1%	05/15/97	05/15/09	0.6	0.0	0.0	0.6
49a. var	Libor + 1%	06/30/97	06/30/12	0.3	0.0	0.0	0.3
50a. var	Libor + 1%	08/15/97	08/15/12	0.0	0.0	0.0	0.0
51a. var	Libor + 1%	09/22/97	09/22/12	0.3	0.0	0.0	0.3
52a. var	Libor + 1%	02/25/00	02/25/10	0.2	0.0	0.0	0.2
53a. var	Libor + 1.75%	03/23/01	03/23/11	0.1	0.0	0.0	0.1

Previsional Bond 2003	7.25%	02/09/98	02/09/03	0.0	0.0	0.0	0.0
Previsional Bond 2007	7.63%	03/05/99	03/05/07	0.3	0.0	0.0	0.3
Previsional Bond 2010	8.00%	02/25/00	02/25/10	0.1	0.0	0.0	0.1

Bond 2006 Fixed Rate(1)	5.25%	05/29/03	09/15/06	80.9	52.9	0.9	27.1
Bond 2010 Fixed Rate	7.50%	05/29/03	12/16/10	24.0	20.0	0.3	3.5
Bond 2012 Fixed Rate	7.63%	05/29/03	03/05/12	96.1	45.3	0.6	50.2
Bond 2018 Fixed Rate	8.00%	05/29/03	02/25/18	40.6	17.0	0.0	23.6
Bond 2019 Fixed Rate	7.50%	05/29/03	03/23/19	280.3	45.0	15.2	220.0
Bond 2020 Fixed Rate	9.75%	05/29/03	02/28/20	21.9	8.3	3.0	10.6
Bond 2011 Fixed Rate	4.00%	07/01/04	11/30/11	21.1	15.6	0.7	4.8
Bond 2008 Floating Rate	Libor + 1.75	05/29/03	12/21/08	40.7	15.4	0.1	25.2
Bond 2009 Floating Rate	Libor + 1.5	05/29/03	11/27/09	19.7	11.1	0.0	8.6
Bond 2010 Floating Rate	Libor + 1.5	05/29/03	09/29/10	32.3	12.4	1.3	18.6
Bond 2011 Floating Rate	Libor + 1.5	05/29/03	08/20/11	25.5	7.9	0.1	17.5
Bond 2017 Floating Rate	Libor + 1	05/29/03	06/30/17	14.2	6.2	0.4	7.6
Bond 2018 Floating Rate	Libor + 2	05/29/03	03/24/18	2.9	2.4	0.5	0.1
Bond 2010 Incremental Rate	(2)	05/29/03	06/15/10	175.7	81.8	0.4	93.4
Bond 2013 Incremental Rate	(2)	05/29/03	05/15/13	274.3	135.0	1.8	137.5
Bond 2018 Incremental Rate	(2)	05/29/03	04/15/18	206.1	107.9	5.8	92.4

UR Bond	2.63%	06/01/97	06/01/08	1.8	1.8	0.0	0.0
UI Bond	7.00%	11/06/02	11/06/12	434.5	316.5	118.0	0.0

Zero-coupon bond	8.25%	Vs 1999/2000	Vs 2014/2020	1.6	1.6	0.0	0.0
Eurobonds — Series D	8.38%	09/26/96	09/26/06	2.4	0.0	0.0	2.4
Global Bond 2008	7.00%	04/06/98	04/06/98	8.3	0.0	0.0	8.3
Global Bond 2009	7.25%	05/04/99	05/04/09	15.1	0.0	0.0	15.1
Global Bond 2010	8.75%	06/22/00	06/22/10	2.7	0.0	0.0	2.7
Global Bond 2027	7.88%	07/15/97	07/15/27	30.2	0.2	0.0	30.0
Global Bond 2012	7.63%	11/21/01	01/20/12	5.1	0.0	0.0	5.1
Global Bond 2009	7.88%	03/25/02	03/25/09	2.2	0.0	0.0	2.2

					Of Which:
				Amount			External
				Outstanding	Internal	Internal	Debt (with
Treasury Bonds and Eurobonds	Interest	Issue	Final	as of Dec. 31,	Debt (with	Debt (with	non-
Series	Rate	Date	Maturity	2004	residents)	public sector)	residents)

Eurobonds — Euros 2000 1a	7.00%	09/26/00	09/26/05	75.0	0.0	0.0	75.0
Eurobonds — Euros due 2011	7.00%	06/28/01	06/28/11	74.9	0.0	0.0	74.9

7.875% Bonds due 2008 (USD)	7.875%	05/29/03	11/18/08	83.0	30.6	0.0	52.4
7.00% Bonds due 2013 (USD)	7.00%	05/29/03	04/01/13	64.0	24.5	0.1	39.4
7.875% Bonds due 2014 (USD)	7.875%	05/29/03	03/25/14	19.6	15.2	0.1	4.3
7.25% Bonds due 2014 (USD)	7.25%	05/29/03	05/04/14	29.6	4.0	0.2	25.3
8.75% Bonds due 2015 (USD)	8.75%	05/29/03	06/22/15	50.6	8.5	4.2	37.9
7.625% Bonds due 2017 (USD)	7.625%	05/29/03	01/20/17	33.7	4.8	5.1	23.9
8.375% Bonds due 2011 (USD)	8.375%	05/29/03	09/26/11	60.7	31.7	0.0	28.9

7.875% PIK Bonds due 2033 (USD)(3)	(4)	05/29/03	01/15/33	1,073.0	418.4	45.5	609.1
7.50% Bonds due 2015 (USD)	7.50%	05/29/03	03/15/15	990.6	224.9	3.9	761.7
7.25% Bonds due 2011 (USD)	7.25%	05/29/03	02/15/11	480.6	27.6	5.4	447.5
Floating Rate Notes due 2010 (USD)	Libor + 0.875%	05/29/03	01/02/10	5.3	3.3	0.0	2.0
Floating Rate Notes due 2009 (USD)	Libor + 1%	05/29/03	07/02/09	1.4	0.6	0.0	0.8

Bonds Yens (3) due 2011	2.50%	05/29/03	03/14/11	225.2	2.9	0.0	222.3

7.00% Bonds due 2012 (EUR)	7.00%	05/29/03	09/26/12	127.9	6.6	0.0	121.3
7.00% Bonds due 2019 (EUR)	7.00%	05/29/03	06/28/19	160.5	1.7	1.4	157.4

6.375% (UF) Notes due 2016 (CLP)	6.375%	05/29/03	03/15/16	2.6	2.6	0.0	0.0

International UI Bond	10.50%	10/20/03	10/20/06	339.1	120.8	0.0	218.3
Devaluation Protected Notes	Higher of 17.75% or semi-annual devaluation rate of the peso	08/05/04	02/04/06	278.6	51.3	1.5	225.8

Total Bonds(3)				6,042	1,885	217	3,940

(1)	Bond with anticipated amortization.

(2)	The incremental annual rate starts from 4% increasing 0.5% each year until reaching 7% in 2009; this rate will remain until final maturity.

(3)	Eurobond with capitalization interest.

(4)	The annual rate starts from 3.875% increasing 1% each year until reaching 7.875%; this rate will remain until the final maturity.

(5)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to 1998.

Source: Banco Central

Table 4: Bills(1)
(millions of US$)

					Of Which:
				Amount		Internal	External
				Outstanding	Internal	Debt (with	Debt (with
	Interest		Final	as of	Debt (with	public	non-
	Rate	Issue Date	Maturity	Dec. 31, 2004	residents)	sector)	residents)

TOTAL Bills	Various	Various	Various	532	441	51	39
TOTAL Bills (pesos)	Various	Various	Various	75	72	3	0
TOTAL Bills (UI)	Various	Various	Various	0	0	0	0

TOTAL Treasury bills				607	513	55	39

Central Bank bills	Various	Various	Various	550	543	7	0

TOTAL bills				1,157	1,056	61	39

(1)	Face value

Source: Banco Central

Table 5: Guaranteed (Indirect) Debt
(millions of US$)

					Of Which:
				Amount		External debt
	Interest	Issue	Final	Outstanding as	Internal debt	(with non-
Lender	Rate	Date	Maturity	of Dec. 31, 2003	(with residents)	residents)

B. NEUFLIZE-PARIS	3.60	12/20/95	06/20/06	5.97	0.00	5.97
BCO NAL DESENV	2.93	10/30/98	10/30/12	15.92	0.00	15.92
BCO. ESP. CREDITO	6.96	06/22/92	12/31/05	1.16	0.00	1.16
C.T. MIX. STO. GDE	2.68	12/31/93	06/01/05	21.23	0.00	21.23
I.M.F.	4.32	03/17/03	03/19/08	338.20	0.00	338.20
CITIBANK NY	2.88	01/31/91	02/19/07	7.12	0.53	6.59
CITIBANK NY	6.75	01/31/91	03/21/21	7.70	0.00	7.70
CITIBANK NY	6.75	01/31/91	02/19/21	110.07	0.00	110.07
CITIBANK NY	3.00	01/31/91	02/19/06	9.80	0.07	9.73
CITIBANK NY	5.94	01/31/91	02/19/07	9.76	0.00	9.76
I.M.F.	4.32	07/08/03	07/14/07	225.52	0.00	225.52
Inter-American Development Bank	4.99	11/04/02	11/04/22	0.36	0.00	0.36
CREDIT N.-PARIS	2.00	12/18/90	12/31/28	8.77	0.00	8.77
EXTERIOR-MADRID	2.75	06/30/98	06/30/07	0.70	0.00	0.70
EXTERIOR-MADRID	3.60	12/20/95	06/30/06	4.22	0.00	4.22
F.I.D.A.	8.00	05/20/93	07/01/11	5.18	0.00	5.18
FONPLATA	5.00	02/02/94	01/05/05	0.00	0.00	0.00
FONPLATA	8.20	03/19/96	07/06/04	0.00	0.00	0.00
I.C.O.	1.50	02/22/92	10/06/22	16.59	0.00	16.59
Inter-American Development Bank	2.00	09/04/75	09/06/10	0.41	0.00	0.41
Inter-American Development Bank	2.00	09/04/75	09/06/10	0.01	0.00	0.01
Inter-American Development Bank	9.25	09/17/81	09/17/06	2.06	0.00	2.06
Inter-American Development Bank	9.25	09/17/81	09/17/06	0.48	0.00	0.48
Inter-American Development Bank	9.25	09/17/81	09/17/06	1.80	0.00	1.80
Inter-American Development Bank	9.25	09/17/81	09/17/06	2.55	0.00	2.55
Inter-American Development Bank	9.25	09/17/81	09/20/06	2.22	0.00	2.22
Inter-American Development Bank	4.62	12/27/93	06/27/19	39.08	0.00	39.08
Inter-American Development Bank	4.62	12/29/90	01/06/16	14.46	0.00	14.46
Inter-American Development Bank	4.99	03/18/96	03/18/06	47.43	0.00	47.43
Inter-American Development Bank	2.00	09/04/75	09/06/10	1.14	0.00	1.14
Inter-American Development Bank	2.00	05/20/86	05/20/11	2.10	0.00	2.10
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.27	0.00	0.27
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.10	0.00	0.10
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.00	0.00	0.00
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.10	0.00	0.10
Inter-American Development Bank	2.00	08/15/84	08/15/14	1.87	0.00	1.87
Inter-American Development Bank	2.00	08/15/84	08/15/14	1.95	0.00	1.95
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.11	0.00	0.11
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.50	0.00	0.50
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.04	0.00	0.04
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.16	0.00	0.16
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.25	0.00	0.25
Inter-American Development Bank	4.62	12/29/90	01/06/16	3.81	0.00	3.81
Inter-American Development Bank	6.29	08/15/84	08/15/04	0.00	0.00	0.00
Inter-American Development Bank	4.62	03/23/87	05/24/07	4.43	0.00	4.43
Inter-American Development Bank	4.99	11/12/96	11/12/21	127.41	0.00	127.41
L’UNION EUR-PAR	10.46	12/18/90	06/14/07	1.07	0.00	1.07
MEDIOC. CENTRALE	1.75	12/02/91	12/02/11	9.51	0.00	9.51
THE OVER.EC-TOK	4.00	10/09/89	10/20/14	4.72	0.00	4.72
THE OVER.EC-TOK	4.00	10/09/89	10/20/14	13.21	0.00	13.21
The World Bank	7.12	08/21/90	08/31/05	3.09	0.00	3.09
The World Bank	1.68	03/18/97	10/15/10	32.23	0.00	32.23
The World Bank	5.11	09/19/92	07/15/07	1.97	0.00	1.97
The World Bank	8.59	11/20/89	12/15/04	0.00	0.00	0.00
The World Bank	1.68	05/15/01	08/15/15	9.63	0.00	9.63
BCO. SUDAMERIS	5.45	12/30/00	11/09/08	2.69	2.69	0.00
CITIBANK N.A.	5.37	10/30/98	05/09/12	13.31	13.31	0.00
I.M.F.	4.32	02/20/04	02/22/08	44.66	0.00	44.66
I.M.F.	4.32	08/27/04	08/29/08	216.39	0.00	216.39
Inter-American Development Bank	2.05	11/21/03	08/15/22	0.58	0.00	0.58
WESTLB AG NY	6.64	03/22/02	09/30/05	6.00	0.00	6.00
CITIBANK N.A.	3.87	12/29/00	12/31/07	32.88	20.02	12.86
UTE 2004 Fideicomiso Financiero	6.50 (*)	12/31/04	12/31/11	25.0	25.0	0.0
Total Guaranteed Debt				1,459.9	61.6	1,398.3

Source:	Banco Central

Table 6: Other External Debt
(millions of US$)

Amount Outstanding
as of December 31, 2004

Commercial Creditors	140.5
Central Bank: Other External Debt	64.5

Total Other External Debt	205.0

Source:	Banco Central

Table 7: Other Domestic Debt
(millions of US$)

Amount Outstanding
as of December 31, 2004

Deposits Net of Credits	43

Non Financial Public Sector	(350)
Credits	241
Deposits	(591)
Central Bank	393
Credits	(39)
Deposits	432

Other Debt	79

Total Other Domestic Debt	122

Source:	Banco Central